02039751

24-10017

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

WMD TASK FORCE, INC

(Exact Name of Issuer as Specified in Its Charter)

Nevada

(State or Other Jurisdiction of Incorporation or Organization)

340 Main Street North
Southbury, Connecticut 06488
(203) 264-7540

(Address, Including Zip Code, and Telephone Number,
Including Area Code of Issuer's Principal Executive Offices)

Levy & Droney, P.C.
74 Batterson Park Road
Farmington, Connecticut 06032
Attn: Richard T. Keppelman, Esq.
(860) 676-3132

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

8744	04-3640603
(Primary Standard Industrial Classification Code Number)	I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the Intention to become qualified by operation of the terms of Regulation A.

Item 1. Significant Parties

The issuer's officers and directors and record or beneficial owners of five percent or more of any class of the issuer's equity securities and their business and residence address are as follows:

Name	Position	Business Address	Residential Address
John A. Bucciarelli	PRESIDENT CEO DIRECTOR	340 Main Street North Southbury, CT 06488	340 Main Street North Southbury, CT 06488
Sharon Bucciarelli	SECRETARY	340 Main Street North Southbury, CT 06488	340 Main Street North Southbury, CT 06488
Thomas C. Graver, Sr.	VICE PRESIDENT FINANCE DIRECTOR	340 Main Street North Southbury, CT 06488	71 Guenseytown Road Watertown, CT 06795
William F. Mangieri	VICE PRESIDENT PRODUCT DEVELOPMENT	340 Main Street North Southbury, CT 06488	5901 Chelsea Cove North Hopewell Junction, NY 12533
Thomas Sirchia	VICE PRESIDENT BUSINESS DEVELOPMENT	340 Main Street North Southbury, CT 06488	1454 Durham Road Madison, CT 06443

Counsel to the Issuer is:

Levy & Droney, P.C.
74 Batterson Park Road
Farmington, CT 06032
Attention: Richard T. Keppelman

The issuer does not intent to use the services of an underwriter in connection with the proposed transaction.

Item 2. Application of Rule 262

None of the persons identified in response to Item 1 above are subject to any of the disqualification provisions set forth in Rule 262 under the Securities Act of 1933, as amended.

Item 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

Item 4. Jurisdiction in which Securities are to be Offered

The securities are to be offered in the following states:

Alabama	Alaska	Arizona	Arkansas	California
Colorado	Connecticut	Delaware	Florida	Georgia
Hawaii	Illinois	Indiana	Kansas	Kentucky
Maryland	Massachusetts	Michigan	Minnesota	Missouri
Nevada	New Jersey	New Mexico	New York	Ohio
Oklahoma	Pennsylvania	Puerto Rico	Rhode Island	Texas
Utah	Virginia	Washington, D.C.	Washington	

The issuer intends to offer the securities directly to the public through its officers and directors and through the Internet and does not intend to use the services of an underwriter.

Item 5. Unregistered Securities Issued or Sold Within One Year

The issuer has issued unregistered securities consisting of its common stock, $.001 par value (the "Shares") as follows:

2,160,000 Shares to John A. Bucciarelli, founder, President, Chief Executive Officer and Director, in exchange for a cash payment of $2,160 and the business plan, goodwill and pre-incorporation efforts of Mr. Bucciarelli.

150,000 Shares to Thomas C. Graver, Sr., founder, Vice President, Chief Operating Officer and Director, in exchange for business plan, goodwill and pre-incorporation efforts and assets and goodwill of USA Freedom Watch.

10,000 Shares were issued to each of William Mangieri and Thomas Sirchia, founders and Vice Presidents, in exchange for their existing business assets and agreement to participate in the management of the Company.

An aggregate of 195,000 additional Shares were issued to 47 additional founding shareholders for average cash consideration of $1.00 per share.

Sales to all of the above persons were made in reliance on the exemption afforded by Section 4(2) of the Securities Act.

Except as stated above, no securities of the Issuer or any predecessor or affiliated issuer, or by for the account of any person other than the Issuer, have been sold.

Item 6. Other Present or Proposed Offerings

Neither the Issuer nor any of the affiliates is currently offering or contemplating the offering of any securities in addition to these covered by this Form 1-A.

Item 7. Marketing Arrangements

Neither the Issuer nor any person named in Item 1 above knows of any arrangement for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

The issuer does not intent to use the services of an underwriter in connection with the proposed transaction.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the Issuer or any of its parents or subsidiaries or was connected with the Issuer or any o its subsidiaries ad a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of a Solicitation of Interest Document

No written document or broadcast script authorized by Rule 254 was used prior to the filing of this notification.

OFFERING CIRCULAR

WMD TASK FORCE, INC.

340 Main Street North
Southbury, Connecticut 06488
(203) 264-7540

Up to 475,000 shares of Common Stock (the "Shares")

WMD TASK FORCE, INC, a Nevada corporation formed in 2002 (the "Company"), is in the business of providing high quality disaster response training and support to communities, corporations and groups seeking to reduce the vulnerability of their organization to terrorist activities through vigilance, deterrence, education, information, training and planning to protect employees, critical infrastructures and facilities.

This is the initial public offering of shares of the Company's common stock, par value $.001 per share (the "Common Stock"). The Company is offering to sell at $10 per share a minimum of 100,000 shares of Common Stock (the "Minimum Shares") and a maximum of 475,000 shares (the "Maximum Shares"). The initial 100,000 shares must be sold within 120 days of the date hereof in order for the transaction to close; therefore, the proceeds from the sale of any additional Shares for a period of one year from the date hereof will go directly to the Company until the Maximum Shares are sold. (See "Plan of Distribution.").

Until such time as subscriptions for the Minimum Shares has been received, all funds received from subscriptions shall be held in an escrow account at the Newtown Savings Bank, 3 Pomperaug Office Park, Southbury, CT 06488. (See "Escrow Account.") The Shares are offered subject to prior sale, allotment, withdrawal, cancellation or modification of the Offering without notice. The Company reserves the right, in its discretion, to reject orders, in whole or in part, for the purchase of any Shares offered. The minimum number of Shares for which an investor may subscribe is 200 for a subscription price of $2,000.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION. INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS."

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

SHARES	TOTAL OFFERING PRICE(1)	COMMISIONS & DISCOUNTS(3)	PROCEEDS TO COMPANY(1)(2)(3)
Per Share	$10	$0	$10
Minimum	$1,000,000	$0	$1,000,000
Maximum	$4,750,000	$0	$4,750,000

(1) The offering price has been determined arbitrarily by the Company. (See "Offering Price.")

(2) Before deduction of expenses of the Company in connection with this Offering, which are estimated to be $100,000 (See "Use of Proceeds").

(3) The Company intends to offer these Shares directly to the public through its officers and directors and via the Internet, and no commission or any other form of remuneration will be paid to the officers or directors for their services in selling the Shares. If one or more underwriters or broker-dealers are used, of which there is no assurance, discounts or commissions are not expected to exceed 10% of the offering price.

OFFERING CIRCULAR DATED JUNE ___, 2002

IN MAKING AN INVESTMENT DECISION, EACH INVESTOR MUST RELY ON HIS OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY.FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OF THIS DOCUMENT. ANY REPRESENTAION TO THE CONTRARY IS A CRIMINAL OFFENSE. IN ADDITION, PURCHASERS OF THESE SECURITIES WILL SUFFER IMMEDIATE SUBSTANTIAL DILUTION IN THE BOOK VALUE OF THE SHARES FROM THE OFFERING PRICE. (SEE "RISK FACTORS - DILUTION.")

THERE IS CURRENLY NO MARKET FOR THESE SECURITIES AND NO ASSURANCE CAN BE GIVEN TO ANY INVESTOR THAT A MARKET FOR THESE SURCURITIES WILL DEVELOP. THE OFFERING PRICE OF THE SHARES HAS BEEN DETERMINED ARIBITRARILY BY THE COMPANY, AND HAS BEEN SET AT SUBSTANTLLY MORE THAN THE NET TANGIBLE BOOK VALUE OF THE COMMON STOCK. (SEE "RISK FACTORS") THESE SECURITIES MAY BE RESOLD IN THE JURISDICTIONS IN WHICH THEY ARE REGISTERED, BUT THEY MAY NOT BE RESOLD IN OTHER JURISDICTIONS UNLESS THAT ARE SUBSEQUENTLY REGISTERED THER IN OR UNLESS THEY ARE SOLD IN ACCORDANCE WITH AN EXEMPTION FROM REGISTRATION.

FORWARD-LOOKING STATEMENTS

Certain important factors may affect our actual results and could cause those results to differ materially from any forward-looking statements made in this Prospectus or that are otherwise made by us or on our behalf. "Forward-looking statements" are not based on historical facts and are typically phrased using words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" and similar expressions or variations.

ADDITIONAL INFORMATION

This Offering is made under the exemption provided by Regulation A of the Securities Act of 1933 (the "Act."). A copy of this Offering Circular and certain additional information has been filed with the Washington D.C. office of the Securities and Exchange Commission, but the Offering Circular has not become qualified with the Securities and Exchange Commission under the Act. This Offering will also be filed with the securities regulatory agencies for the states named in Item 4(b) of Form 1-A. This Offering may also be filed with other state regulatory agencies. If any additional information is filed with such agencies, it may be obtained from the agency with which it is filed upon the payment of certain prescribed fees.

This Offering will be registered with and subject to the laws of one or more States, but it will not be registered in other States. Accordingly, there are substantial restrictions upon the transferability of these securities.

No dealer, salesman or any other person has been authorized to give any information or to make any representations for the Company other than those contained in this Offering Circular and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Offering does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction where such offer or solicitation is unlawful. The only persons who are authorized to offer the securities or give information regarding the Company are John A. Bucciarelli, and Thomas C. Graver, Sr. Each of these persons is exempt from registration as broker-dealers under Section 15(b) of the Securities and Exchange Act of 1934 pursuant to Regulation 240.3a4-1, because each of them is an officer, director and/or employee of the Company meeting the exceptions stated in the Regulation.

TABLE OF CONTENTS

SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Offering Circular. Please read the entire Offering Circular with care, especially the "Risk Factors" section and the financial statements, before you decide to buy any of the Shares.

WMD Task Force, Inc. ("WMD Task Force") is a national group of retired military personnel and veterans with expertise, experience and education in the areas of domestic preparedness and news and information services via the Internet. The WMD Task Force was established to ensure that its clients have the tools, skills and information to evolve and survive. The business provides high quality disaster response training and support to communities, corporations and groups seeking to reduce the vulnerability of their organizations to terrorist activities through vigilance, deterrence, education, training and planning to protect employees, critical infrastructures and facilities.

Programs will involve:

Training in the areas of terrorism, weapons of mass destruction and domestic preparedness. The WMD Task Force intends to offer more then forty training programs in half-day, full day and multiple-days formats.

Consulting services in the areas of terrorism, weapons of mass destruction and domestic preparedness.

Speaking services in the areas of terrorism, weapons of mass destruction and domestic preparedness.

Consumer information and protection is provided through the USA Freedom Watch web site, product endorsement and a terrorism watch network.

Planning, execution and assessment of Table Top Exercises, Emergency Operation Center Exercises, Mock Exercises and Mass Casualty Exercises.

Homeland Defense Team - A team of recognized experts from a variety of fields addressing physical security, computer security, hazardous materials concerns for the communities and corporations who will work on site and help formulate and test a Homeland Defense Plan. Teams are deployed on project specific contracts.

Marketing and sales of homeland defense and security related products, computer disk training programs, on-line training programs, downloadable documents, videos, cassettes, books and related services.

Areas of Focus
- Terrorism Vulnerability Assessment
- Identify Existing and Emerging Threats
- Assess Level of Risk
- Risk Based Recommendations
- All functional Area Assessment

WMD Risk Assessment
- Corporate WMD Risk Analysis
- Course of Action WMD Risk Analysis
- Facility WMD Vulnerability Analysis

WMD Network Assessment
- Network Vulnerability Assessment
- Security Assessment Rating
- Network Insurability Assessment

Wireless Analysis

Terrorism Response Plan
- Comprehensive Response Plan
- Table-Top Exercises
- Full-Scale Exercises
- On-Going Support

WMD Engineering and Design
- Design & Engineer WMD Defense Products
- Ventilation Systems
- Mail Sorting Detection Systems

Training
- Executive Suite
- Security Force
- Facility Management
- Legal
- Employee Awareness

Corporate Command Center
- Web Based Emergency Operations Center
- Corporate Terrorism Alert System
- WMD Warning Alert System
- Crisis Action Team

WWW.USAFREEDOMWATCH.COM. A free Internet portal designed to give the latest news and information on terrorism to the American public. The site provides Polling, News Ticker, Upcoming Events, Online Store, WMD Task Force links including Office of Homeland Security, FEMA, FBI: War on Terrorism, Submit a Tip, Most Wanted, Department of State: Travel Warnings, Counterterrorism, Travel & Living Aboard, USA Freedom Corps and the Department of Defense. The newsletter "Freedom Watch" is a paid subscription area within the site that offers chat areas involving interviews, topic discussions, current events and opinion stating. The Forum offers specialized discussions and "Ask the Expert." EM Assist provides the most comprehensive list of information sources on the Internet relating to Terrorism and Weapons of Mass Destruction. A downloadable ticker gives updates 24 hours a day and a "Terror Stopper" section provides the subscriber with a confidential area to submit possible terrorism activities.

The WMD Task Force is built upon the spirit and intent of a military task force - many units which are task organized to fulfill a specific mission. Through a cohesive and seamless network of employees, subcontractors and allied companies, the WMD Task Force will provide a product and service regimen capable of quickly responding to the needs of clients.

USE OF PROCEEDS

The net proceeds of the Offering contemplated hereby are expected to be between $900,000 and $4,650,000. The Company intends to utilize a portion of the net proceeds of the offering to strategically compete for federal, state, community and corporate contracts. The Company also intends to use such proceeds to launch marketing and advertising programs on the Internet and in print, radio and television media to promote its services. The Company intends to develop numerous goods and services focused around the nature of the core business model, "Protected America". The Company also plans to use proceeds to finance administrative and operational costs of the Company, including expanded staff, legal and accounting fees, other working capital needs, and the costs of this Offering. The Company may not achieve all of these objectives. For a detailed breakdown of the Company's intended use of proceeds, see "Use of Proceeds."

SELECTED FINANCIAL INFORMATION

The following selected financial information is abstracted from the audited financial statements of the Company as of April 30, 2002 appearing elsewhere herein and reference should be made to such statements for more details.

The following financial information is based on audited financial statements as of April 30, 2002 from commencement of operations through April 30, 2002.

Selected Profit and Loss Data

	Actual
Revenues	-0-
Expenses	70,136
Net Loss	(70,136)

Selected Balance Sheet Data

	Actual	Pro Forma*	
		Minimum Shares	Maximum Shares
Cash	$53,366	$953,366	$4,703,366
Other Assets	9,745	9,745	9,745
Total Assets	63,111	963,111	4,713,111
Accounts Payable	2,092	2,092	2,092
Accrued Expenses & Taxes	13,845	13,845	13,845
Total Liabilities	15,937	15,937	15,937
Stockholders' Equity	$47,174	$947,174	$4,697,174

*The pro forma column assumes receipt of the estimated net proceeds from the sale of the Minimum Shares and the Maximum Shares, after payment of costs of the Offering.

RISK FACTORS

These Shares are highly speculative, involving a high degree of risk. Investment in the Shares should only be considered by persons who can afford the loss of their entire investment. In addition to those factors set forth in the cover page and elsewhere in this Offering Circular, prospective investors should consider the following:

Limited Operating History. The Company, incorporated in 2002, is a small business in the developmental stage and has a limited operating history. The Company's operations are subject to all the risks inherent in the establishment of a new business enterprise and the marketing of its services. The likelihood of the success of the Company must be considered in light of the problems, expenses, complications, and delays frequently encountered in connection with the development of services, the competitive environment in which the Company is operating and the possibility that its activities will not result in the development of any commercially viable services. Because the Company lacks a significant operating history, it has limited historical financial data on which to base planned operating expenses. Accordingly, the Company's expense levels will be based in part on its expectations of future revenues. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected delays in the development and establishment of its services or any subsequent revenue shortfall. Any such delays or shortfalls will have an immediate adverse impact on the Company's business, operating results and financial condition.

History of Losses. The Company has incurred losses from operations since its founding. The Company expects to continue to incur losses from operations until it is able to generate significant revenues.

Company May Require Additional Financing. As of April 30, 2002, the Company had cash of approximately $53,366. The Company's operations have been financed to date through the founders of the Company. The Company requires significant additional capital to compete in the market place The Company believes sufficient capital for such expansion and for funding operations for the next twelve months will be raised if the maximum Shares are sold. If the minimum Shares are sold, the net proceeds will be insufficient to accomplish many of the Company's objectives. (See "Use of Proceeds.") Accordingly, unless more than the minimum amount of securities is sold, it may not be possible for management to expand the Company's operations as rapidly as projected. If additional funds are not received from the proceeds of this Offering, there is no assurance that such funds will be available from any other source. The Company has made no arrangements to obtain future additional financing. If additional funds are required, the Company's inability to raise such funds will adversely affect its operations. To the extent that additional funds are obtained by the sale of equity securities, the Company's stockholders may sustain significant dilution.

Dependence on Key Members of Management. The successful operation of the business depends substantially on the expertise and know-how of its current management personnel. In particular the Company's president, John A. Bucciarelli, and his key management staff who play a substantial role in the development and management of the Company. The Company, on completion of the Offering, will enter into employment agreements with senior members of the management team.

Limited Insurance Coverage. Although the Company will, upon the completion of the Offering, carry general liability, errors and omissions and directors and officers insurance with an aggregate limit of $1,000,000, there can be no assurance that the Company will not be subject to liability which is not covered by its liability insurance, and such liability may have a material adverse effect upon its business.

Immediate Substantial Dilution. Based upon the net tangible book value per share of the Common Stock on April 30, 2002, purchasers' investment in the Shares will experience immediate substantial dilution of $9.63 per share if the Minimum Shares are sold and $8.39 per share if the Maximum Shares are sold. Additional dilution may occur upon the exercise of options issued and to be issued under the Company's 2002 Stock Option and Award Plan (See "2002 Stock Option and Award Plan"), and upon exercise of certain option rights of Millennium Capital Quest Corporation (See "Certain Transaction"). The founding stockholders of the Company, including certain of the Company's officers and directors, acquired their shares of Common Stock for nominal consideration and, accordingly, new investors will be substantially at risk. (See "Dilution," "Capitalization," and "Certain Transactions.")

Arbitrary Offering Price. The offering price of the Shares was determined arbitrarily by management of the Company and should not be considered as an indication of the actual value of the Company. In determining the offering price, the Company considered, among other things, the Company's limited operating history, its limited financial resources, its growth and its profit potential, the amount of dilution to investors in this Offering, and the risk of investing in the Company.

Competition. While The WMD Task Force is strategically positioned to compete in the marketplace, it will have significant competition from other networks of highly qualified personnel in domestic preparedness, weapons of mass destruction and terrorism. The pool of military experts in these fields is extremely small but well connected. The WMD Force has embraced and allied with a majority of these experts to form a nationwide network. The primary competition is from the academic world and existing defense contractors. The competition is primarily focused on federal government agencies and the first responder community - fire, police and emergency medical. (See "The Business — Competition")

Limited Transferability. Because there is currently no public market for the Company's Common Stock (and a public market is not expected to develop as a result of this Offering), an investor in the Shares may not be able to sell his or her Shares readily, if at all. Therefore, an investor must be able to bear the economic risk of the investment for an indefinite period of time. The Shares may be transferred in the states in which they have been registered, but may not be transferred elsewhere without compliance with federal and state securities laws and regulations.

Control by Present Stockholders. The Company's Articles of Incorporation do not provide for cumulative voting. Upon completion of this Offering, the Company's founding shareholders will continue to own a substantial majority of the Common Stock. In the event that the Company sells the Minimum Shares, founding shareholders will own approximately 96% of the shares outstanding after the Offering, or 84% if the Maximum Shares are sold. Therefore, the founding shareholders will be able to elect all the Company's directors and will control the Company. (See "Description of Securities" and "Security Ownership of Certain Beneficial Owners and Management.")

Investors' Funds May Be Held for Up to 120 Days. No commitment exists by anyone to purchase all or any part of the Shares, and, consequently, the Company can give no assurance that the Shares will be sold. Since the offering of the first 100,000 shares is made an all-or-none basis, if at least 100,000 shares are not sold within one hundred twenty (120) days from the date of this Offering Circular, all funds received from subscriptions will be refunded to the subscribers, in full, without interest or deductions. During the 120-day selling period, once the subscription agreement is received and funds deposited with the Escrow Agent, subscribers will not have the opportunity to have their funds returned. (See "Plan of Distribution," "Escrow Account" and "Offering Period.")

Governmental Regulations. The Company does not believe that it is currently subject to any industry-specific regulation. However, if such regulation does occur, there can be no assurance that the Company will be able to comply with these regulations, which may adversely affect the Company to a material degree.

Shares Subject to Rule 144. As of the date of this Offering, the Company has an aggregate of 2,455,000 shares of Common Stock outstanding that have not been registered with the Commission or any state securities agency and which are currently restricted under applicable securities laws. Rule 144 promulgated by the Commission under the 1933 Act provides, in essence, that a person holding restricted securities for one year from the date the securities were purchased from the Company or an affiliate of the Company, and fully paid, may sell limited quantities of the securities to the public without registration, provided there shall be certain public information with respect to the Company. Pursuant to Rule 144, securities held by non-affiliates for more than one year may generally be sold without reference to the current public information or broker transaction requirements, or the volume limitations. None of the current outstanding shares are available for resale pursuant to Rule 144, but may become available in the future. The sale of some or all of the currently restricted Common Shares could have a material negative impact upon the market price of the Common Shares if a market for the Common Shares develops in the future.

Lack of Underwriter — No Commitment to Purchase Shares. The Company is offering the Shares through its officers and directors on a "direct participation" basis. No broker-dealer has been retained as an underwriter and no broker-dealer is under any obligation to purchase any Shares. In addition, the officers and directors of the Company, collectively, have limited experience in the offer and sale of securities on behalf of the Company. Consequently, there is no assurance that the Company is capable of selling all, or any, of the Shares offered. In addition, no entity, including any broker-dealer or the Company, is obligated to purchase any of the Shares offered.

Penny Stock Regulations. The securities may become subject to the "penny stock rules" (adopted pursuant to Section 15 (g) of the Securities Exchange Act of 1934), which would lead to reduced levels of trading activity. The "penny stock rules" apply to companies whose common stock trades at less than $5.00 per share or whose tangible net worth is less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than "established customers" complete certain documentation before any penny-stock transaction can occur. Specifically, the broker must determine whether the investor can bear the potential financial loss and must provide the investors with SEC documentation about the risks associated with penny stocks. Many broker dealers deem these precautions burdensome and elect not to trade penny stocks. This would result in reduced levels of trading activity in a secondary market should one develop for the Shares of the company, which might make the Stock difficult or impossible to sell.

Limitations on Directors Liabilities. Under the terms of the Company's Articles of Incorporation, the Company is to indemnify its directors to the fullest extent permitted by applicable law any director who is sued or who is threatened to be sued. This provision, coupled with the provisions of Nevada law, insulates the directors from liability for possible acts of omission and commission with respect to their duties as directors.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular, potential investors should keep in mind other possible risks.

THE COMPANY

"As we will pursue nations that provide aid or safe haven to terrorism, every nation, in every region, now has a decision to make. Either you are with us, or you are with the terrorist. (Applause.) From this day forward, any nation that continues to harbor or support terrorism will be regarded by the United States as a hostile regime." President Bush, 9/20/01

The WMD Task Force, incorporated in April 2002, provides high quality disaster response and support to communities, corporations and groups seeking to reduce the vulnerability of their organization to terrorist activities through vigilance, deterrence, education, training, information and planning to protect employees, critical infrastructure and facilities.

The Code of Federal Regulations (28 C.F.R. Section 0.85) defines terrorism as, "...the unlawful use of force and violence against persons or property to intimidate or coerce a government, the civilian population, or any segment thereof, in furtherance of political or social objectives." The Federal Bureau of Investigation identified 457 incidents of domestic terrorism during the period 1980 to 1999 (Terrorism in the United States 1999 – 30 Years of Terrorism, A Special Retrospective Edition). Many of these incidents gained international attention:

1984 – Salmonella used to effect election in Oregon.
1991 – Ricin found in Minnesota.
1993 – World Trade Center bombing.
1995 – Bubonic plague mail order purchase in Maryland.
1995 – Oklahoma City bombing.
1996 – Kobar Towers bombing in Saudi Arabia.
1996 – Centennial Park bombing in Atlanta, Georgia.
1998 – United States embassy bombings in Kenya and Tanzania.
2000 – Attack on USS Cole in Yemen.
2001 – 9/11 aircraft hijackings and attacks on the World Trade Center and Pentagon.

The mission of the WMD Task Force is to ensure that its clients have the tools, skills and information to evolve and survive.

DESCRIPTION OF BUSINESS

General

"But if we fail, then the whole world – will sink into the abyss of a new Dark Age made more sinister, and perhaps more protracted, by the lights of perverted science." Winston Churchill 1939

WMD Task Force offers training, education, planning, exercise, consulting and speaking programs on the subject of terrorism. Through its web site(s) www.wmdtaskforce.com and www.usafreedomwatch.com, the Company offers interactive comprehensive training, consulting and news and information services relative to terrorist activities and related topics of importance to the American public. Through the paid monthly Internet based newsletter, "Freedom Watch," the Company offers news and information from true civilian and military points of view, as well as straightforward, unedited current events.

AREAS OF EXPERIENCE

Homeland Defense Team

A team of experts from a variety of fields addressing physical security, computer security, HAZMAT materials concerns for communities and corporations who will work on site and help you formulate and test a Homeland Defense Plan. Teams are deployed on project specific contracts.

Exercises

Planning, execution and assessment of Table Top Exercises, Emergency Operation Center Exercises, Mock Exercises and Mass Casualty Exercises.

Consulting

On-site and off-site consulting services are provided on an "as needed" basis. Subject matter experts are available to answer questions or assist with developing plans after training has been conducted. Subject matter experts may be contracted on a project specific basis if needed.

Speaking

Subject matter experts from a wide variety of fields are available for speaking engagements to support any event.

Training and Educational Courses

TRAINING LEVEL I

WMD TF – 101 "Terrorism: A Corporate Perspective" (3 hr)
WMD TF – 102 "Terrorism: A Community Perspective" (3 hr)

TRAINING LEVEL II

WMD TF – 200 "Homeland Defense Advisory System" (4 hrs)
WMD TF – 201 "Weapons of Mass Destruction: A Corporate Perspective" (3 hrs)
WMD TF – 202 "Weapons of Mass Destruction" (8 hrs)
WMD TF – 203 "Corporate Emergency Management Program" (3, 6, 12 hr formats)
WMD TF – 204 "Leadership Assessment" (3 hrs)
WMD TF – 205 "Mitigating the Fear of Terrorism and Getting Back to Work" (3 hrs)
WMD TF – 206 "Hazardous Devices for Business and Industry" (40 hrs)
WMD TF – 207 "Bomb Threat/Bomb Search" (16 hrs)
WMD TF – 208 "Booby trap Operations" (24 hrs)
WMD TF – 209 "Military Ordnance Recognition" (24 hrs)
WMD TF – 210 "Risk Management" (8 hrs)
WMD TF – 211 "Hazardous Waste Operator Course" (40 hrs)
WMD TF – 212 "Hazard Waste Operator Refresher Training" (8 hrs)
WMD TF – 213 "Defense Measures" (8 hrs)
WMD TF – 214 "You've got Mail" (3 hrs)
WMD TF – 215 "Response Planning" (3, 8 hr formats)
WMD TF – 216 "Threat Familiarization" (3 hr)
WMD TF – 217 "Individual Protective Equipment" (3 hr)
WMD TF – 218 "Collective Protection Equipment" (3 hr)
WMD TF – 219 "Security Force Training" (3 hr)
WMD TF – 220 "Emergency Operations Center Training" (3 hrs)
WMD TF – 221 "Hot Zone Operations" (3 hrs)
WMD TF – 222 "Evaluation Planning/Operations" (3 hrs)
WMD TF – 223 "Communication Planning" (3, 8 hr formats)

WMD TF – 224 "Decontamination Operations" (3, 8 hr formats)
WMD TF – 225 "Medical Treatment Operations" (3, 8 hr formats)
WMD TF – 226 "Cyber – Terrorism" (3 hrs)
WMD TF – 227 "Agro-Terrorism" (3 hrs)
WMD TF – 228 "How to Meet the Press and Win" (4 hrs)

TRAINING LEVEL III

WMD TF – 300 "Response Plan Development"
Our team will work with your team to develop comprehensive Weapons of Mass Destruction plans tailored to the needs of your organization.

WND TF – 301 "Response Plan Assessment
A detailed assessment of your existing plans to determine weaknesses and vulnerabilities.

WMD TF – 302 "Vulnerability Assessment
An "outside-in" look at your organization through the eyes of a terrorist.

WMD TF – 303 "Fixed Site Assessment"
A detailed analysis of a specific location or facility to determine vulnerabilities and weaknesses.

WMD TF – 304 "Computer Forensics"
Investigations into computer related frauds, industrial or economic espionage (electronic), network intrusions or disruptions of business.

WMD TF – 305 "Network Insurability Assessment"
An assessment of your computer network that can be used by certain insurers to determine whether or not your company can be insured for certain cyber risks.

WMD TF – 306 "Network Security Assessment"
A professional opinion, in layman's terms, of your overall network security posture.

WMD TF – 307 "Network Vulnerability Assessment"
A team of security analysts will attack either external and/or internal targeted network segments to point out specific weaknesses in the defensive structure of a network utilizing both commercially and publicly available analysis tools.

WMD TF – 308 "Wireless Risk Analysis"
A comprehensive selection of tested and approved wireless security products and services: wireless security assessments; wireless hacking; wireless intrusion analysis; signals intercept and analysis; network configuration; wireless network integration; wireless architecture analysis; electronic eaves drop detection; wireless application assessment; and wireless education and training.

INTERNET SITES

WWW.WMDTASKFORCE.COM

This free site is the detailed home page for the WMD Task Force. It covers the complete range of goods and services offered. It is an easy to use, menu driven site, with interactive capabilities. Internet marketing techniques will be used to position the website high on the search engine results based on keyword phrases.

WWW.USAFREEDONWATCH.COM

A patriotic Internet based site informing the American public of matters regarding terrorism. Within the site is a free public area and a paid newsletter the "Freedom Watch." The public information area features polling, news ticker, upcoming events, online store, WMD Task Force links to Office of Homeland Security: FEMA, FBI, War on Terrorism, Submit a Tip, Most Wanted, Department of State: Travel Warning, Counterterrorism, Travel & Living Abroad, USA Freedom Corps and Department of Defense .This newsletter features with topics ranging from polling The paid subscription area includes CHAT: Interviews, Topic Discussions, Current Events, State Your Opinion,, FORUM: Specialized Discussions, Ask An Expert, EM ASSIST: A comprehensive list of information sources, NEWSLETTER: Terrorism, Weapons of Mass Destruction, Domestic Preparedness, NEWS TICKER: Downloadable 24 Hour Updates, TERROR STOPPER: Confidential Terrorist Information. Internet marketing techniques will also be strongly utilized to establish a high search engine placement based on keyword phrases.

USE OF PROCEEDS

The gross proceeds of this Offering will be $1,000,000 if the Minimum Shares are sold and $4,750,000 if the Maximum Shares are sold. It is intended that such proceeds, to the extent received and in order of priority, will be used as follows (1):

	Minimum Shares	Maximum Shares
Recruitment, Facilities, Marketing And Administration	$ 750,000	$ 900,000
Product Development	0	3,075,000
Offering Expenses – legal, accounting, printing & filing fees	100,000	100,000
Offering Expenses – public relations	50,000	175,000
Other working capital needs including staff additions and salaries	100,000	500,000
Total Use of Proceeds	$1,000,000	$4,750,000

(1) The designated allocations above are estimates only. Management retains the right to change funding allocations to respond to changes in events or take advantage of new opportunities as they arise. It is probable that one or more specified allocations may be insufficient and the funds allocated for one particular purpose may prove to be in excess of actual requirements. Such excess will be either reallocated to one or more of the specified allocations or to working capital. Changes in the allocation of funds shall be at the discretion of the Board of Directors of the Company. The Company may consider the acquisition of a headquarter and training facility; however, the Company has made no decisions to do so and has not identified any potential site.

CORPORATE STRUCTURE

The Company, a Nevada corporation, operates under the trade names WMD Task Force™ and USA Freedom Watch. They are both owned by WMD Task Force, Inc.

The WMD Task Force provides high quality disaster response training and support to communities, corporations and groups seeking to reduce the vulnerability of their organization to terrorist activities through vigilance, deterrence, education, training and planning to protect employees, critical infrastructures and facilities. USA Freedom Watch is a news and information gathering service via the Internet. It is a comprehensive site for Patriotic Americans to keep updated on terrorism within the United States and around the world.

THE MARKET

Teal Group Foresees Annual Homeland Defense Market (The Teal Group Corp., 3900 University Drive, Suite 220, Fairfax, Virginia 22030 was founded in 1987 to research and publish timely, accurate information on the aerospace and defense industry)

"P.R. Newswire, 3/20/2002 08:05, Fairfax, VA – Federal, state and local authorities are expected to spend a minimum of more than $45 billion annually (in 2002 US dollars) during the 2003-2006 time frame, predicts the Teal Group in their premier Homeland Defense Market Brief. The $38 billion requested by President Bush is only part of the picture of homeland defense market, with state and local government spending expected to add nearly $7 billion in 2002 and more than $8 billion by 2006-and could reach greater amounts in the event of a catastrophe similar to September 11, 2001."

WMD Task Force will establish multiple revenue streams within the Company: Freedom Watch, a paid Internet based monthly newsletter is projected to have a subscription of 10,000 during the first six months of operation; WMD Task Force clothing; book and training manual sales; CD, video and cassette sales; training and consulting contracts; product review and endorsement for consumer protection; public and trade conference sponsorship; speaking engagements; and other revenue generating opportunities.

MARKETING

WMD Task Force has a national approach to the marketplace. The approaches are based on "Corporate America" first, then state and local governments. Within the "Corporate America" approach are high level meetings within the insurance industry to provide facility evaluations for proposed terrorism insurance. After 9-11 terrorism was deleted from most insurance coverage.

Marketing Areas

Television & Radio

The WMD Task Force has been highly sought after for its expertise in the area of Domestic Preparedness, Homeland Security, Weapons of Mass Destruction and Terrorism. Fox & Friends, a nationally viewed, highly rated program, has utilized the services of John A. Bucciarelli,, CEO of WMD Task Force, as an expert advisor.

Television and Radio Appearances

Past Appearances Include:

Fox & Friends – New York, NY (National)
NBC 30 – Hartford, CT (War Room Team)
Power! Talk Radio Simulcast for Television – Escanaba, MI
Paul Vandenberg Show – WROW, Albany, NY
Mike Thomas Show – KWRE, Warrenton, MO
Lee Klein Show – WKFL, Los Angeles, CA
Rocky D Show – WTMA, Charleston, SC
Ed Lowe Show - WLUX, New York, NY
Richard Dixon Show - WAPI, Birmingham, AL
Amy Arway Show - 1490AM, Greenwich, CT

Daybreak Colorado Springs – 1460AM, Colorado Springs, CO
G. Gordon Liddy - Fairfax, VA
Barry Faber Show – New York, NY
All About Work – KUCI, Irvine, CA
Homeward Bound Show – KKVV, Las Vegas, NV
Jim Buchanan Soundoff! – WICC, Bridgeport, CT
Sausen on KIXL Show – KIXL, Austin, TX
The Breakfast Kids – KKID, Salem, MO
Kam and Lisa Show – CKLW, Canada
The People Radio – 1200AM, Detroit, MI
Good Morning Show – KDTH, Dubuque, IA
Pulse of the Prairie – KSWN, McCook, NE
KSL Tonight – WKSL, Salt Lake City, UT
American Urban Radio Network – Lanham, MD
Canaan and Shayne Show – KTTP, Newport, OR
The Faith Middleton Show – WNPR, New Haven, CT
John Derringer Show – MOJO Radio, Toronto, Canada
Scott Thompson Show – WEKZ, Monroe, WI

The Company intends to pursue additional television and radio appearances.
Magazine & Newspaper Interviews

Past Articles

EmpowerMag.com
Stars and Stripes Japan
Wilmington DE News Journal
Parenting Magazine
Woman's World
The Hattiesburg American, Hattiesburg, MS
Working Woman
Florida Today

Homeland Defense Planning (A WMD Task Force and Bulwarkz White Paper)

From time to time WMD Task Force will issue formal White Paper documents. On March 31, 2002, WMD Task Force and Bulwarkz Defensive Solutions wrote the first Homeland Defense Planning White Paper. This comprehensive 20 page document was well received in the industry.

Trade Shows / Conferences / Summits

Below represents events at which WMD Task Force had or will have a show booth and/or be delivering a key note address.

May 20 – 22, 2002
Telecommunication Security Managers Association
Marriot Marquis, Times Square, NYC
WMD Task Force VP of Product Development, Bill Mangieri, will be delivering the keynote address (Nuclear & Radiological Terrorism) to Chief Security Officers of the top 25 telecommunications companies. The event is sponsored by Verizon (WMD Task Force client).

June 6 – 7, 2002
Homeland Security Summit
Washington, DC
The WMD Task Force will be one of forty companies exhibiting at this *invitation only* conference. Seven hundred invitees from the public and private sector will convene a two day summit and expo addressing the challenges of homeland security. Governor Tom Ridge of the Homeland Security Office and Vice President Dick Cheney are scheduled to speak. WMD Task Force CEO John A. Bucciarelli may speak at one of the educational sessions.

June 10 – 12, 2002
Seaport Security Conference
Elizabeth, NJ
The WMD Task Force will be one of four corporate sponsors of this event. The event focuses on countering the threat of terrorism at our nations' ports of entry. The attendees of the event will be the top management authorities in the world.

June 19 – 20, 2002
Terrorism Expo East
Babson College, MA
The WMD Task Force will be a featured exhibitor and corporate sponsor of this event. CEO, John A. Bucciarelli will be speaking at one of the educational sessions on the 19th.

Executive Weekend:

WMD Task Force has established a "Weapons of Mass Destructive Executive Weekend" program. The first weekend is scheduled for June 21 through the 23rd 2002. This educational weekend has been designed to identify essential Homeland Defense initiatives and discuss critical tasks with experts and peers. These presentations are geared to executive level decision makers, CEO, COO, CFO, CTO, CSO, etc. The session is designed to give the Executive information needed to guide his organization in deterring terrorist activities and reducing vulnerabilities. In addition, there is a WMD Golf Scramble. This is designed to present terrorist threat scenarios. Each hole will require participants to deal with a variety of simulated situations: nuclear, biological and chemical hazards; mass casualty situations; press interviews; and protective equipment. A WMD Task Force member will accompany each foursome as they navigate the 9 hole golf course. Prizes will be awarded for the lowest score, longest drive, closet to the pin and most creative problem solving technique.

PUBLIC RELATIONS

WMD Task Force has utilized the services of GEMINI GROUP for public relations. AnnMare Jasso is the President and is Executive Producer of Power!Talk Radio. She is responsible for John A. Bucciarelli, CEO of WMD Task Force, being interviewed on Power!Talk Radio and placed Mr. Bucciarelli on Fox and Friends, a nationally, well rated, morning talk show on the Fox News Network. Since the initial appearance on Fox and Friends, he has been asked back on many occasions.

RISK MANAGEMENT

The tragic events of 9-11 created a circumstance that brought forth a new industry to provide high quality disaster response training and support to corporations, communities and groups seeking to reduce the vulnerability of their organization to terrorist activities. The WMD Task Force established a national group of retired military and veterans with expertise, experience and education in the areas of domestic preparedness, weapons of mass destruction (WMD), terrorism and hostage situations. WMD Task Force has the most qualified personnel in the industry, without question.

Terrorism from both international and domestic groups has become a fact of American life and will continue to pose asymmetrical threats to symbolic, psychological, economic, political and military targets. John A. Bucciarelli, CEO, WMD Task Force, Inc.

EXPANSION

The potential market for the Company's services is large. The Company is reviewing the feasibility of purchasing a 110,000 square foot building to provide a comprehensive command center for all the activities of the WMD Task Force and USA Freedom Watch. These activities would be, but not limited to, a 250 seat auditorium, modular class room settings, equipment training areas, central telecommunication command, working areas for various projects and areas for strategic partners to rent office and warehouse space.

PROPRIETARY INFORMATION

The Company plans to develop a certification program to improve facilities in areas of terrorism vulnerabilities. This certificate could qualify for certain insurance advantages, i.e. Terrorist insurance coverage. These courses will be of a proprietary nature.

TRADE NAME

The Company has a pending trademark registration for its WMD Task Force name and logo with the U.S. Patent and Trademark Office in Washington, D.C.

FACILITIES

The Company rents its present facilities on a month to month basis for approximately 600 square feet from The Bucci Group, Inc., a Connecticut corporation owned by John Bucciarelli, President and Chief Executive Officer of the Company. Currently the monthly rent including electric, heat, air conditioning, telephone, fax and use of all furnishings and equipment is $2,500.00 a month. The Company is negotiating a lease with The Bucci Group, Inc. and assumes it will be under different terms and conditions.

COMPETITION

The Company does not know of any direct competition as to its total business offering to corporations, state and local governments. There are small companies specializing in specific areas. WMD Task Force intends to acquire many of these small operations. Individuals involved will be offered positions commensurate with their abilities within the Company i.e. employees, independent contractors, representatives. Larger business consulting and security firms may offer, or claim to offer, some of the services to be provided by the Company.

EMPLOYEES

The Company presently has four employees; John A. Bucciarelli, President and CEO, Thomas C. Graver, Sr., Vice President Finance and Acquisition, William F. Mangieri, Vice President, Product Development and Thomas Sirchia, Vice President, Business Development. Each of such persons is presently drawing salary at the rate of $1,639.34 per week. It is expected that at such time as the Company's resources warrant, the salaries of all such persons will be adjusted to reflect their respective levels of experience and responsibility.

DIRECTORS AND OFFICERS

The directors and officers of the Company are as follows:

Name	Title
John A. Bucciarelli	President and Chief Executive Officer - Director

Thomas C. Graver, Sr.	Vice President - Finance Director
Sharon Bucciarelli	Secretary
William F. Mangieri	Vice President – Product Development
Thomas Sirchia	Vice President - Business Development

John A. Bucciarelli, age 43, is a founder of the Company and since its inception (April 2002) has served as a director and C.E.O. of WMD Task Force, Inc. Mr. Bucciarelli has been committing full time to the business of the Company and intends to continue to do so.

Since February 2002, Mr.Bucciarelli has focused his business efforts on developing the Company's Programs, recruiting task force members and basic start up operations. He continues in these rolls.

Mr. Bucciarelli served twenty years in the US Army, retiring in July 2001 at the rank of Major. He has many years of experience in nuclear, biological and chemical defense training, planning and operations and has 4 years of experience as the Executive Officer to the Commanding Officer to the Department of Defense Response Task Force (RTF). This unit is specifically designed to respond to domestic acts of terrorism involving weapons of mass destruction within twenty-four hours anywhere east of the Mississippi River as the command and control element for all Department of Defense assets assigned. Mr. Bucciarelli was one of 12 founding members of this unit in 1997.

His responsibilities have been:

Wrote Annex V – Weapons of Mass Destruction Operation Plan for First United States Army.

Primary US Army representative to plan and execute a National Command Authority weapons of mass destruction exercise.

US Army representative to domestic preparedness "city training" in Tampa, Baltimore and Washington D.C.

Primary designer of a deployable, near paperless command and control center.

Interfaced with the Federal Bureau of Investigation, Federal Emergency Management Agency, Department of Energy, Department of Health and Human Services, Unites State Secret Service, United States Joint Forces Command, US Army Forces Command, Department of Defense Joint Staff, US Army Staff, Joint Special Operations Task Force, state agencies and local authorities on matters of terrorism, weapons of mass destruction and domestic preparedness.

Deployed the Response Task Force in support of the 1997 Presidential Inauguration.

Deployed the Response Task Force in support of the 1998 State of the Union Address.

Deployed in Response Task Force in support of the 1999 State of the Union Address.

Deployed the Response Task Force in support of the 1999 NATO Summit.

US Army liaison to the Federal Emergency Management Agency National Headquarters in support of the 2001 Presidential Inauguration.

Primary US Army representative in the planning and implementation of Joint Task Force – Civil Support.

Monitored the deployment and training certification of US National Guard Weapons of Mass Destruction Civil Support Teams.

Planned and executed local, state and federal weapons of mass destruction training exercises.

Mr. Bucciarelli is a college graduate educated at Washington and Jefferson College and has additional military education that includes the United States Army Nuclear, Biological and Chemical Defense Course, Joint Military Packaging Training Center Hazardous Material Handling Course, Department of Defense Emergency Preparedness Course. He holds a top secret (SBI) security clearance.

Thomas C. Graver, Sr., age 55, is a founder of the Company and since its inception (April 2002) has served as a Director and Vice President of Finance and Acquisition and President of USA Freedom Watch, a division of WMD Task Force, Inc. Mr. Graver has been committing full time to the business and intends to continue to do so.

Since March 2002, Mr. Graver has been occupied with developing the short, medium, and long range financing objectives for the Company. He is in contact with the financial community in exploring sources of long term capital for the company.

In addition to these responsibilities, Mr. Graver contributed the development concepts of his company USA Freedom Watch, into WMD Task Force, Inc. He maintains the title of President and will oversee this operation.

In recent years Mr. Gravers' focus has been in the area of business start ups, growing financial requirements of businesses on fast track, providing executive summaries, comprehensive business plans, corporate organization evaluation, comprehensive advertising programs, proformas, short, medium and long term financing objectives. His recent clients have been in the area of telecommunication and medical.

He is a veteran of the U.S. military and attended Louisiana State University with the assistance of the Vietnam Era Veterans' bill (G.I. Bill). Mr. Graver has attended numerous courses over the years relating to professional management, motivation, sales and sales training, media and advertising, and is constantly upgrading is knowledge as required.

BOARD OF ADVISORS

Alan D. Johnson prior to assuming his current duties as Commanding General United States Army Japan / 9th Theater Support Command. General Johnson served as the Commander DoD Response Task Force East. He was the Commanding General of Fort Meade, MD, and Deputy Commanding General, First Army, North.

Ed Bundy is a Master Explosive Ordinance Disposal Technician and a former Team Leader for a Special Improvised Devices Unit. He is a certified chemical/biological operations instructor, Subject Matter Expert on weapons of mass destruction (WMD), and a graduate of the Central Intelligence Agency's Chemical and Biological Warfare Proliferation Course. He has also conducted actual live agent operations, and performed threat and risk assessments for the United States Air Force, Department of State, Department of Energy, Enron Corporation, and numerous state and municipal agencies. Mr. Bundy developed the Incident Management of Weapons of Mass Destruction course and Terrorism Awareness program for Texas A&M University Systems, the National Emergency Response and Rescue Training Center, and Department of Justice. Mr. Bundy holds a Master of Science Degree in Education.

Bill Karl has 23 years of experience in emergency management training, planning and operations. His duties included the response operation at Three Mile Island (TMI) at which he was selected to develop an action report after the TMI accident. There after he conducted the first exercises to test the plans and procedures at TMI. He conducted subject matter hearings on the Seabrook Nuclear Power plant, and developed plans and procedures for St. Charles and St. John Parish for the Waterford Nuclear Power Plan. Mr. Karl designed and developed the Comprehensive Exercise Curriculum, Comprehensive Emergency Planning Course, Integrated Emergency Management Course, Integrated Emergency Course-Consequence of Terrorism, Community Service Training MODULE, Hazardous Materials Contingency Planning Course and Hazardous Materials Education Plan for FEMA and others agencies, CDC, DOT, EPA. He has co-authored The Emergency Management Coordinator's Handbook and Emergency Planners Job Aid Manual In addition; he has developed EM Assist, a comprehensive knowledge base on emergency management and developed the Mission Statement and Strategic Plan for Calhoun Country's Chemical Stockpile Emergency Preparedness Program. Mr. Karl has a Masters in Public Administration from Pennsylvania State University and has taken the Ordnance/Chemical Corp Officer Advanced Course.

Bill Corbitt is a recognized information security expert with nearly a decade of experience in compliance and loss control, security policies and procedures, and security oversight and integration of TCP/IP "wired" networks and 802.11b wireless networks (WLAN). Bill has implemented design improvements to "Vaga" style unidirectional 2.4GHz Antenna configurations that lead the way for greater reception of WLAN communications from "off site" locations. He also designed and implemented the security industry's first insurability rating process for computer networks, which helps businesses diversify their risk exposure through a form of monetary compensation programs offered through various Insurance Carriers. As a former special agent for the United States Air Force, Mr. Corbitt has led a wide range of computer crime investigations. He was also awarded the prestigious Oklahoma Governor's Commendation for service in the aftermath of the 1995 terrorist bombing of the Oklahoma City Federal Building. Previously, Mr. Corbitt was chief officer in charge of emergency notification protection for U.S. Air Force Material Command Assets, Kirtland Air Force Base. He directed security policies, procedures and oversight relating to all chemical, biological and nuclear weapons convention treaties and activities, including information-protection programs for local and wide area networks. He also was a special agent for the U.S. Air Force Office of Special Investigations (OSI), where he investigated and countered acts of subversion, terrorism, foreign intelligence and corporate-industrial espionage, and managed personnel and resources for highly classified computer networks. Mr. Corbitt holds a B.S. in criminal justice (commissioned USAF officer) from Valdosta State University. He is also a trained special access program security officer (DOD Security Institute) and criminal and counterintelligence investigator/special agent (Special Investigations Academy).

Ken Besecker has 27 years experience in nuclear security to include civilian nuclear power plant operations (industry, USTVA & USNRC) and nuclear weapons production (USDOE and US National Nuclear Security Administration, NNSA) – DOE Q Security Clearance. He has held positions of Site Security Supervisor at Surry Nuclear Power Station, Security Inspector at the US Nuclear Regulatory Commission, Corporate Nuclear Security Director (USTVA), Director – Safeguards & Security at the Savannah River Site managing a $60million safeguards and security program. Mr. Besecker has 23 years experience as a US

Army officer, active duty and reserve-Top Secret Security Clearance. He was an infantry commander in Vietnam, Military Police Company Commander – CONUS, Povost Marshal-81st US ARCOM and US Army Reserve Special Operations Command. He has a BS from Cameron University, Oklahoma, MBA from University of Wisconsin, OSHA Training Institute Workplace Safety Course, Department of Defense Nuclear Biological and Chemical School,

James D Lee, P.E. Chemical Engineer has 19 years of experience in defense against nuclear, biological, and incendiary weapons. He has served as field advisor to some of the Army's top leaders, to include General Barry R. McCaffrey. He has planned, facilitated, and evaluated countless nuclear, biological, and chemical defense programs both while in the military and industry. Mr. Lee has evaluated, revised, and developed emergency response procedures for numerous agencies to include Fortune 500 corporations. He has consulted for each branch of the U.S. military and also for NATO in the aerosol behavior of obscurants, chemical and biological weapons and radiological fallouts. Mr. Lee has served on the Faculties of the U.S. Military Academy at West Point, the U.S. Army Chemical School and the University of Cincinnati. He served as field advisor for nuclear, biological and chemical defense operations to four different Army commanders over course of five years. While in the military he commanded the 9th Infantry Division's only WMD Defense Company, directing nuclear, biological, chemical reconnaissance, protection and restoration operations. In addition, he served as Assistant Professor at the U.S. Military Academy, and the Director of the Academy's largest academic course. He has a M.S. in chemical engineering from the University of Virginia, B.S., Engineering from the U.S. Military Academy, West Point, Professional Engineer's License – State of Ohio,

William F. Mangieri has 15 years experience in the area of trainer, training manager and coordinator in the field of weapons of mass destruction. He has performed training in the specialized areas of counter-terrorism defense, emergency management and business controls, vulnerability and business impact analysis. Mr. Mangieri has trained corporate security personnel in counter-terrorism defense, trained corporations in emergency management and business continuity, trained instructors in nuclear, biological and chemical defense and trained clients in disaster preparedness. He planned, developed and implemented corporate emergency plans, courseware and emergency response exercises. He is qualified in land/sea search and rescue operations, combat emergency medical technician and weapons of mass destruction. He has a secret security clearance. He attended the U.S. Air Force Disaster Preparedness School, U.S. Army Chemical School, U.S. Army Live Toxic Agent Training, U.S. Nuclear Weapons School and the Air National Guard Master Training School.

Thomas Joseph Sirchia served in the U.S. military and became qualified as a readiness flight instructor. He trained instructors and personnel in nuclear, biological and chemical defense, He assisted in planning, development and implementation in contingency response plans. In addition, his responsibilities involved assisting in the implementation of emergency response exercises involving nuclear, biological and chemical terrorism. In the private sector he assisted in training corporate personnel in counter-terrorism defense, emergency management business continuity. He assisted in courseware for training proposals. He attended the U.S. Army Chemical School, Live Toxic Agent Training Course, U.S. Air Force Readiness Apprentice Course, U.S. Air Force NBC Cell Operations Course, U.S. Army Intelligence Center and Schools. Mr. Sirchia has a secret security clearance.

Edward V. Burns was Managing Director, International, GMH Capital Partners Ltd. (a London based GE Capital; Joint Venture). Burns served as Vice President, Human Resources and Administration for Gelco Truck Leasing (now part of Penske Truck Leasing), Transport International Pool, and GE Capital Modular Space for fifteen years before joining General Electric Company's Corporate Real Estate Department in 1995. He was Corporate Secretary and a Board Director for TIP's European businesses during that time. His experience in European Real Estate prepared him to serve a growing GE portfolio, which resulted from GE's fifteen billion dollar European acquisition program. Burns was located in London, England, working with GE Businesses outside the United States. While in that assignment Ed completed 64 project assignments, with transactions as varied as secure family housing units in Rybinsk, Russia (for a GE Aircraft Engines joint venture), an 85,000 square foot consolidated office facility for GE Capital units in Amsterdam, disposal of 22 properties made surplus by consolidating acquisitions, and major office projects in Moscow, Vienna, Paris, Singapore, Hong Kong and Bangkok. Working with NBC, Burns has located high security broadcast studios in London, Moscow and Sydney Australia. He serves as a Board Director of Park City Star Mining Company, a Utah based recreational property developer. Earlier in his career he was active in labor management, manufacturing and sales. He received his bachelor's degree from La Salle University in Philadelphia.

Gregg R. Nolan has over 25 years of experience assisting clients to obtain funding. He has specialized in the areas of company mergers, reverse mergers, direct public offerings, private placement funding, public relations and comprehensive marketing plans. Mr. Nolan started his working career as a staff auditor with KPMG Peat Marwick, CPA's. He conducted bank audits, manufacturing and private school audits. He moved over to Exxon as a staff auditor, audit supervisor, value analysis engineer and work value engineer. His responsibilities included conducting audits of oil exploration, production, refining and marketing. Mr. Nolan worked at financial centers domestically and internationally and developed downstream computer reporting systems. In 1973 he went to work for Horizons International. His positions have been vice-president, president and director. His is the majority stock holder in Millennium Capital Quest Corp. and Digital IPO. Mr. Nolan serves as a director on seven unaffiliated boards of directors. He holds a B.S.B.A. in accounting and a minor in marketing from Babson College. He has graduate studies in real estate, computers, finance and international trade. He holds an franchise certificate from New York University, CPA exam completion from University of Houston, he attended the University of Connecticut in the areas of real estate P & P, real estate appraisal. He holds certificates in both. At the University of Bridgeport he attended courses on statistics. Mr. Nolan was Magna Cum Laude – Babson. President senior class and first honors school graduate.

CAPITALIZATION

The following table summarizes the capitalization of the Company as of April 30, 2002 and as adjusted to reflect the sale of the Minimum and Maximum Shares.

	Amount Outstanding		
		As Adjusted	
	As of: April 30, 2002	Minimum	Maximu
Debt:			
Short-term debt (average interest rate 0%)	$ 15,937	$ 15,937	$ 15,93
Long-term debt	$ -	$ -	$ -
total debt	$ 15,937	$ 15,937	$ 15,93
Shareholders' equity:			
Common stock, $.001 par value, 10,000,000 shares authorized(a)	$ 2,435	$ 2,535	$ 2,91
Additional paid-in capital	$ 124,875	$ 1,024,775	$ 4,774,40
Stock Subscriptions receivable	$ (10,000)	$ (10,000)	$ (10,00
Deficit accumulated during the development stage	$ (70,136)	$ (70,136)	$ (70,13
total stockholders equity	$ 47,174	$ 947,174	$ 4,697,17
Total Capitalization	$ 63,111	$ 963,111	$ 4,713,11

(a) 1,000,000 shares of common stock are reserved for issuance upon exercise of stock options

REMUNERATION OF DIRECTORS AND OFFICERS

Each Member of the Board of Directors will receive 5,000 shares of stock as compensation and $125.00 per Board Meeting. Each of Messrs. Bucciarelli, Graver, Mangieri and Sirchia are persons presently drawing salary at the rate of $1,639.34 per week.

CERTAIN TRANSACTIONS

Upon formation of the Company, (i) the Company issued 2,160,000 shares of Common Stock to John A. Bucciarelli in exchange for his business plan and expenses incurred prior to formation, and (ii) to Thomas C. Graver, Sr. 150,000 shares in exchange for expenses incurred and the assets of certain businesses. In addition, the Company has issued to Mr. Graver an option to purchase up to 350,000 shares of Common Stock under the Company's 2002 Stock Option and Award Plan.

The Company has engaged Millennium Capital Quest Corp. ("Millennium") to provide public relations services for the Company. Mr. Gregg R. Nolan, a member of the Company's Board of Advisors, is a principal of Millennium. The Company has agreed to pay to Millennium a retainer of $7,500, a contingent fee based upon the amount of capital raised by the Company as follows: 5% of the first $1,000,000, 4% of the next $1,000,000, 3% of the next $1,000,000, 2% of the next $1,000,000 and 1% of all amounts in excess of $5,000,000. In addition, Millennium will have the right to purchase shares equal to 4.9% of shares issued and sold in the Offering contemplated hereby.

The Company presently rents approximately 600 square feet of office space and equipment from The Bucci Group, Inc., a corporation owned by John A. Bucciarelli, President and Director, for $2,500 per month (see "Facilities").

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 30, 2002, certain information with respect to all those known by the Company to be beneficial owners of more than 5% of its outstanding Common Stock, each director and officer, and all directors and officers as a group:

	Name	Name
Name and Address of Beneficial Owner	John A. Bucciarelli	Thomas C. Graver, Sr. (3)
Position	President and Director	Vice President and Director
Amount and Nature of Beneficial Interest (1)	2,160,000 Shares	150,000 Shares
Percent of Class Before	88%	6%
Percent of Class Minimum (1) (2)	85%	6%
Percent of Class Maximum (1)(2)	74%	5%

(1) Officers and directors are permitted to purchase shares sold as part of this Offering, and such purchases may be undertaken to reach the minimum amount of the Offering. There is no limit on the amount of shares that may be purchased by officers and directors. If such purchases are made, this Offering Circular will be amended to reflect such purchases.
(2) Assuming a minimum of 100,000 shares sold and a maximum of 475,000 shares sold.
(3) Does not reflect 350,000 shares which Mr. Graver has an option to purchase under the Company's 2002 Stock Option and Award Plan.

Messrs. Bucciarelli and Graver may each be deemed a "parent" and "promoter" of the Company as those items are defined in the Rules and Regulations promulgated under the Securities Act of 1933.

2002 STOCK OPTION AND AWARD PLAN

The Company has adopted the 2002 Stock Option Award Plan (the "Plan"), pursuant to which the Board of Directors, or a committee thereof, is authorized to make grants to key employees, directors and others of qualified stock options, non-qualified stock options and restricted stock awards with respect to up to 1,000,000 shares of Common Stock. To date, the Company has granted incentive stock options to purchase an aggregate of 350,000 shares of Common Stock at a price of $1.00 per share to Thomas C. Graver, Sr., Vice President and Director of the Company, leaving 650,000 shares of Common Stock available under the Plan.

LITIGATION

The Company is not engaged in any litigation.

ACCOUNTANTS

The balance sheet of WMD Task Force, Inc. and the statements of operations, stockholders' equity and cash flows included in this preliminary offering circular have been included herein in reliance on the report of Zezima & Hearl, CPA's, LLP, 1070 Moose Hill Road, Guilford, CT 06437, independent certified public accountants, given on authority of that firm as experts in accounting and auditing.

LEGAL MATTERS

The legality of the Shares has been passed upon by Levy & Droney, P.C., Richard T. Keppelman, Esq., 74 Batterson Park Road, Farmington, CT 06032.

THE OFFERING

OFFERING PRICE

The offering price of $10.00 per share has been arbitrarily determined by the management of the Company and bears no relationship to earnings, book value or other recognized criteria of value.

PLAN OF DISTRIBUTION

This Offering is being made by a direct public offering from the Company to the investor. The Company proposes to offer the Shares through its officers and directors. There is currently no outside firm or organization serving as an underwriter of this Offering.

The Company offers the right to subscribe at $10.00 per share for a minimum of 100,000 shares and a maximum of 475,000 shares of the Company's common stock, $.001 par value. The subscription price of $10.00 per share must be paid in cash or by check, draft or money order payable in United States dollars to the order of WMD Task Force, Inc.. Certificates for subscribed shares will be issued as soon as practicable after subscriptions for the Minimum Shares have been accepted and the conditions of the Escrow Agreement have been satisfied.

ESCROW ACCOUNT

Until such time as subscriptions for the Minimum Shares have been received, all proceeds received from subscriptions will be held for the Company in escrow in an account entitled WMD Task Force, Inc. Escrow Account, maintained at Newtown Savings Bank, 3 Pomperaug Office Park, Southbury, CT 06488. If subscriptions for the Minimum Shares are received within 120 days of the date of this Offering Circular, then all such funds will be released to the Company and this Offering will continue as to the remaining 375,000 shares offered. If a minimum of 100,000 shares is not sold within the 120-day time period, then all funds received will be promptly returned to the subscribers in full, without interest or deduction. After the Minimum Shares have been sold, all additional funds from the sale of the remaining Shares will be released to the Company upon receipt.

OFFERING PERIOD

The Minimum Shares are offered for a period of 120 days from the date hereof. If the Minimum Shares are sold within 120 days, then the Offering may remain open as to the additional 375,000 shares for a period of one year from the original date of this Offering Circular. If the Minimum Shares are not sold within the 120-day time period, this Offering shall terminate and all funds received shall be promptly returned to the subscribers in full without interest thereon nor deduction there from. The Offering will expire, subject to prior termination, no later than ____________

RIGHT TO REJECT SUBSCRIPTION

The Company reserves the right to reject any subscription in whole or in part at its sole discretion for any reason whatsoever and to withdraw this Offering at any time. The Company will not accept subscriptions for less than 200 shares.

DESCRIPTION OF SECURITIES

General

The total authorized capital stock of the Company consists of 10,000,000 shares of common stock ($.001 par value). The Company has 2,455,000 shares of common stock outstanding as of the date of this offering circular, and a minimum of 100,000 and a maximum of 475,000 additional shares are being offered at $ 10.00 per share.

The holders of common stock share equally in dividends from funds legally available, when and if declared by the Board of Directors of the Company, and are entitled to share ratably in all of the assets of the Company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company. Shareholders do not have preemptive, subscription or conversion rights. All shares are entitled to one vote per share on all matters which shareholders are entitled to vote upon at all meetings of shareholders. All common stock that is the subject of this Offering when paid for will be fully paid and non-assessable.

Non-Cumulative Voting

The holders of common stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares can elect all of the directors to be elected, and the holders of the remaining shares will not be able to elect any of the Company's directors. After the consummation of this Offering, officers, directors and present shareholders of the Company will own at least 50% of the outstanding shares of common stock and will be in a position to elect all of the members of the Board of Directors.

Dividends

The payment by the Company of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend upon, among other things, the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Company has not paid any dividends since its inception and has no present intention to pay any dividends in the foreseeable future, but intends to retain all earnings, if any, for use in its business operations.

NO MARKET FOR SHARES

No securities of the Company are traded on any market and the Company can give no assurance that any market will develop for the Company's securities. Except as otherwise set forth herein, there are no equity securities or options or warrants to purchase, or securities convertible into, equity securities of the Company or that can be sold pursuant to Rule 144 of the Securities Act of 1933, or that the Company has agreed to register under the Securities Act for sale by security holders.

FUTURE REPORTS TO SHAREHOLDERS

The Company intends to produce and distribute to shareholders a quarterly report and an annual financial report including compiled financial statements.

FEDERAL TAX ASPECTS

The Company is taxed as a corporation, so that the Company itself will be taxed at corporate rates on all income earned by the Company and the Stockholders will be taxed only upon such dividends or may be declared by the Board of Directors and actually paid to the Stockholders.

STATEMENT CONCERNING BUSINESS DEALINGS

Neither the Company issuing these securities or any affiliate thereof does business with the government of Cuba or with any person or affiliate located in Cuba. This information is true and accurate as of the date this Offering became effective.

If a company issuing securities within the State of Florida commences to engage in business with the government of Cuba or with any person or affiliate located in Cuba subsequent to the effective date of an offering, the Company is required to notify the Florida Department of Banking and Finance. Current information concerning an issuer's business dealings with the government of Cuba or with any person or affiliate located in Cuba may be obtained from the State of Florida, Department of Banking and Finance, Division of Securities and Investor Protection, 101 East Gaines Street, Suite 600, Fletcher Building, Tallahassee, Florida 32399, telephone (904) 488-9805 upon request.

OFFERING OFFICERS AND DIRECTORS

John A. Bucciarelli
Thomas C. Graver, Sr.

Messrs. John A. Bucciarelli and Thomas C. Graver, Sr. may offer the securities without registration as a broker-dealer pursuant to Rule 3a4-1 of the Exchange Act in that they are not subject to a statutory disqualification as defined in Section 3(a)(39) of the Act; are not compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; are not associated persons of any broker or dealer; do perform or intend to perform, at the end of the Offering, substantial duties for or on behalf of the Company; were not broker dealers or associated persons of any broker dealer within the past 12 months; and do not participate in selling an offering of securities for any issuer more than once every 12 months.

COMPARISON OF PRICE PER SHARE AND TOTAL CONSIDERATION FOR FOUNDER

Mr. John Bucciarelli, the principal founder of the Company, acquired 2,160,000 shares of the Common Stock at a purchase price of $.001 per share, for an aggregate purchase price of $2,160. Mr. Bucciarelli's shares represented 88% of the issued and outstanding Common Stock on the date hereof and will represent 85% if the Minimum Shares are sold and 74% if the Maximum Shares are sold.

DILUTION

Upon the completion of the sale of the Minimum Shares and the Maximum Shares, investors will own approximately 4% and 16.0% respectively of the Company's Common Stock, for which they will have paid $10.00 per share. In contrast, the Company's present shareholders will own 2,455,000 shares, which will constitute approximately 90% or 94% respectively of the Common Stock outstanding, for which they have made cash contributions averaging of $ .04 per share. In addition to cash contributions, Messrs. Bucciarelli and Graver have contributed substantial work product and assets of business existing prior to organization of the Company.

Dilution results from the arbitrary offering price of $10.00 per share, which is substantially in excess of the Company's net tangible book value per share, and from the expenses of this Offering.

	Minimum Shares	Maximum Shares
Public offering price per share (1)	$10.00	$10.00
Approximate net tangible book value per share before Offering (2) (3)	$.02	$.02
Approximate increase per share attributable to Shares offered hereby	$.35	$1.59
Approximate pro-forma net tangible book value per share after Offering (4)	$.37	$1.61
Approximate dilution to public investors	$9.63	$8.39

(1) Public offering price per share before deduction of offering expenses.

(2) Net tangible book value per share is determined by dividing the number of outstanding shares of Common Stock into the tangible net worth of the Company (tangible assets less liabilities), as shown on the Company's April 30, 2002 balance sheet.

(3) Does not reflect possible issuances of up to 373,275 shares to Thomas C. Graver, Sr. and Millennium Capital Quest Corp. (see "2002 Stock Option and Award Plan" and "Certain Transactions").

(4) Pro-forma net tangible book value per share is calculated assuming expenses in connection with this Offering of $100,000.

WMD TASK FORCE, INC.
(A DEVELOPMENT STAGE COMPANY)

INDEX TO FINANCIAL STATEMENTS

CONTENTS

PAGE

Financial Statements at April 30, 2002 and From April 8, 2002
(Date of Inception) through April 30, 2002

REPORT OF ZEZIMA & HEARL, CPAs, LLP INDEPENDENT AUDITORS

The Board of Directors and Stockholders of
WMD Task Force, Inc.

We have audited the accompanying balance sheet of WMD Task Force, Inc (a Development Stage Company) (the "Company") as of April 30, 2002 and the related statements of operations, shareholders' equity , and cash flows from April 8, 2002 (Date of Inception), through April 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of April 30, 2002, and the results of its operations and its cash flows from April 8, 2002 (Date of Inception), through April 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

ZEZIMA & HEARL, CPAs, LLP

Guilford, CT
May 28, 2002

WMD TASK FORCE, INC.
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

APRIL 30, 2002

ASSETS

CURRENT ASSETS	
Cash	$ 53,366
Prepaid expenses	7,500
Total current assets	60,866
OTHER ASSETS	
Web Site development	2,245
	$ 63,111

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 2,092
Accrued expenses and taxes withheld	13,845
Total current liabilities	15,937
SHAREHOLDERS' EQUITY	
Common stock, $.001 par value, 10,000,000 shares authorized; 2,455,000 shares issued 2,445,000 shares outstanding	2,435
Additional paid-in capital	124,875
Stock Subscriptions receivable	(10,000)
Deficit accumulated during the development stage	(70,136)
	47,174
	$ 63,111

See accompanying notes.

WMD TASK FORCE, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS

FROM APRIL 8, 2002 (DATE OF INCEPTION) THROUGH APRIL 30, 2002

	From April 8, 2002 (Date of Inception) through April 30, 2002
Revenues	$ -
Selling, General and administrative	70,136
Loss from operations	(70,136)
Other income	
Interest	-
Loss before income taxes	(70,136)
Provision for income taxes	-
Net Loss	$ (70,136)
Basic and fully diluted net Loss per share	$ (0.03)
Weighted average shares outstanding	
Basic and fully diluted	2,407,500

See accompanying notes.

WMD TASK FORCE, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FROM APRIL 8, 2002 (DATE OF INCEPTION) THROUGH APRIL 30, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Stock Subscription Receivable	Deficit accumulated during the development stage	Total
At inception	-	$ -	$ -			$ -
Issuance of						
Common Stock						
April 8, 2002	2,160,000	2,160				$ 2,160
April 8, 2002	170,000	150				$ 150
April 8, 2002	20,000	20	19,980			$ 20,000
April 11, 2002	20,000	20	19,980			$ 20,000
April 12, 2002	35,000	35	34,965	(10,000)		$ 25,000
April 17, 2002	12,500	13	12,487			$ 12,500
April 19, 2002	17,500	18	17,482			$ 17,500
April 26, 2002	20,000	19	19,981			$ 20,000
Net Loss April 8, 2002 (Date of Inception) to April 30, 2002					(70,136)	$ (70,136)
	2,455,000	$ 2,435	$ 124,875	$ (10,000)	$ (70,136)	$ 47,174

See accompanying notes

WMD TASK FORCE, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

FROM APRIL 8, 2002 (DATE OF INCEPTION) THROUGH APRIL 30, 2002

	From April 8, 2002 (Date of Inception) through April 30, 2002
CASH FLOWS FROM OPERATING ACTIVITY:	
Net loss	$ (70,136)
Adjustments to reconcile loss to net cash used in operating activities	-
(Increase) in prepaid expenses	(7,500)
Increase in accounts payable	2,092
Increase in accrued expenses and taxes	13,845
Net Cash used in operating activities	(61,699)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Web site development costs	(2,245)
Net Cash used in investing activities	(2,245)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from issuance of common stock	117,310
Net cash provided by financing activities	117,310
NET INCREASE IN CASH	53,366
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ 53,366

See accompanying notes.

WMD TASK FORCE, INC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Organization

WMD Task Force Inc. (The "Company") was incorporated as a Nevada Corporation on April 8, 2002. Upon incorporation, the company acquired all the assets of certain unincorporated businesses (i.e. International Patriot League, USA Freedom Watch and Disaster Response Training) from founding shareholders in exchange for stock of the company. The Company is in the business of providing high quality disaster response training and support to communities, corporations and groups seeking to reduce the vulnerability of their organization to terrorist activities through vigilance, deterrence, education, information, training and planning to protect employees, critical infrastructures and facilities.

Cash and cash equivalents

For purposes of the statement of cash flows, the Corporation considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising Costs

Advertising costs are charged to operations when incurred.

Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 *"Accounting for Income Taxes"*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Impairment of Long-Lived Assets

The company evaluates its long-lived assets (including intangible assets) for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset.

Stock-Based Compensation

Statement of Financial Accounting Standards ("SFAS") No. 123, "*Accounting for Stock-Based Compensation*," addresses the financial accounting and reporting standards for stock or other equity-based compensation arrangements. The Company has elected to use the intrinsic-value method to account for employee stock option awards under the provisions of Accounting Principles Board ("APB") Opinion No. 25, "*Accounting for Stock Issued to Employees*," and provides disclosures based on the fair value method in the notes to the financial statements as permitted by SFAS No. 123 and interpretations.

Stock or other equity-based compensation for non-employees must be accounted for under the fair-value method as required by SFAS No. 123 and Emerging Issues Task Force No. 96-18, "*Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.*" Under this method the equity-based instrument is valued at either the fair value of the consideration received or the equity instrument issued on the date of vesting. The resulting expense will be recognized and charged to operations over the service period. The measurement date will generally be the vesting date for non-employees. The resulting non-cash expense will be recorded in the statements of operations over the vesting period of the stock.

Net Loss Per Share

The net loss per share is computed based on the weighted average number of common shares outstanding Basic and fully diluted net loss per share is presented in conformity with SFAS No. 128, "*Earnings per Share*," for all periods presented. In accordance with SFAS No. 128, basic and fully diluted net loss per common share was determined by dividing net loss applicable to common stockholders by the weighted-average common shares outstanding during the period, less shares subject to repurchase. Diluted weighted-average shares are the same as basic weighted-average shares since the inclusion of shares issuable pursuant to the exercise of stock options and warrants would have been antidilutive.

Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company does not have any items of comprehensive income (loss) other than net losses as reported

Fair Value of Financial Instruments

Financial instruments consist of cash equivalents, accounts payable, and convertible notes payable. The estimated fair value of these financial instruments approximates their carrying value due to the short-term nature of these instruments.

Concentration of Credit Risk

The company has no significant concentrations of credit risk, such as foreign exchange contracts or other hedging arrangements. Financial instruments that subject the Company to credit risk consist of cash and cash equivalents. The Company maintains its cash equivalents with well-capitalized financial institutions.

Intangible Assets

Website development costs are being capitalized and will be amortized over its useful life. Additionally, this intangible asset will be evaluated in accordance with Financial Accounting Standards Board (FASB) Statement No. 121 *Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to be Disposed of.* See Note 5.

Segment Information

SFAS No. 131, *"Disclosure about Segments of an Enterprise and Related Information,"* requires companies to report selected information about operating segments, as well as enterprise-wide disclosures about products, services, geographic areas and major customers. Operating segments are determined based on the way management organizes its business for making operating decisions and assessing performance. As of April 30, 2002, the Company has concluded that it operates in one operating segment.

Recently Issued Accounting Pronouncements

In October 2001, the FASB issued SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* which addresses financial reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121 and the accounting and reporting provisions of APB Opinion No. 30 related to the disposal of a segment of business. SFAS No. 144 will become effective in the Company's fiscal year beginning May 1, 2002. Management does not believe the adoption of SFAS No. 144 will have a significant effect on the Company's financial position or results of operations.

2. DEVELOPMENT STAGE OPERATIONS

The majority of the Company's efforts to date have been in the organization of the Company, establishing its management team, raising capital and initiating new product and service development.

3. INCOME TAXES

As of April 30, 2002, the Company has net operating loss of carry forwards totaling approximately $70,136 to offset federal and state taxable income in future years. These carry forwards will expire for the years ending April 30, 2022 for federal purposes and April 30, 2022 for state purposes.

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which is uncertain. Accordingly a valuation allowance, in an amount equal to the net deferred tax asset as of April 30, 2002 has been established to reflect these uncertainties. The deferred tax asset before valuation allowances is approximately $28,054.

Utilization of the net operating loss carry forwards may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating loss carry forwards before utilization.

4. CONSULTING AGREEMENT AND STOCK OPTION

The Company has an agreement with the Millennium Capital Quest Corp. ("Millennium") to provide financial public relations services. The Company has paid Millennium a retainer of $7,500. The contract also requires payment of an additional fee based upon the amount of capital raised in the contemplated offering as follows: 5% of the $1,000,000, 4% of the next $1,000,000, 3% of the next $1,000,000, 2% of the next $1,000,000 and 1% of all amounts in excess of $5,000,000.

As additional compensation for services to be rendered, Millennium Capital Quest Corp was granted an option to purchase up to 4.9% of the shares issued and sold in the contemplated offering (See Note 7.) at a price equal to what the corporate officers paid, for a term of 60 months. Total potential shares to be issued under this contract are 23,273 shares. Expense will be recognized in accordance with SFAS No. 123 and Emerging Issues Task Force No. 96-18, *"Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services"* (See Note 1.).

5. WEB DEVELOPMENT EXPENDITURES

The Company has engaged in a contract with a vendor to develop internal software related to its web site. It has capitalized $2,245 of web development expenditures through April 30, 2002 and will amortize such costs utilizing the straight-line method over its estimated useful life.

6. RELATED PARTY TRANSACTIONS

The company has a month to month lease for approximately 600 square feet. The agreement is between the company and The Bucci Group, Inc. of which John Bucciarelli, CEO owns 50% of the corporate stock of the Bucci Group, Inc. Currently, the monthly lease including electric, heat, air conditioning, telephone, fax and use of all furnishings and equipment is $2,500 per month. Expenses recognized under this arrangement and other administrative service charges amounted to $7,500.

The company also entered into an agreement with Thomas Graver (Stockholder, Director and Officer) for services rendered in preparation for the Regulation A filing. Expenses recognized under this arrangement amounted to $3,500.

7. STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.001. From April 8, 2002 (Date of Inception) to April 30, 2002 the Company issued 2,455,000 shares for certain non-monetary assets and net cash proceeds of $117,130. Certain non-monetary assets were transferred by founding shareholders in exchange for stock. None of the transfers of non-monetary assets had a determinable fair value and therefore no value has been assigned.

Common Stock Offering

The company is seeking to sell at $10 per share a minimum of 100,000 shares of Common Stock and a maximum of 475,000 shares. Such offering is intended to be exempt under an exemption provided by Regulation A of the Securities Act of 1933 (the Act).

Stock Incentive Plan

The Company's Board of Directors adopted the WMD Task Force, Inc. 2002 Stock Incentive Plan (the "Plan"), which permits awards of incentive and nonqualified stock options and other forms of incentive compensation to employees and non-employees such as directors and consultants. The Board reserved 1,000,000 shares of common stock for issuance under the Plan.

Options granted under the Plan have a vesting period which will be set by the Company's Board of Directors at the date of grant and will expire on a date established by a Committee of the Board of Director's. At April 30, 2002, a total of 650,000 shares remained available for grants under the Company's option plans.

The following table summarizes information about stock option transactions:

	Shares	Exercise Price	Date Granted
Outstanding at Beginning of year	-0-		
Awards granted	350,000	$1.00	April 15, 2002
Outstanding at April 30, 2002	350,000	$1.00	
Exercisable at April 30, 2002	350,000	$1.00	

The following table summarizes information about stock options outstanding at April 30, 2002:

Exercise Prices		Shares	Remaining Years of Contractual Life
$1.00	Awards granted	350,000	10
Outstanding at April 30, 2002		350,000	
Exercisable at April 30, 2002		350,000	

The following table reflects proforma net loss and loss per share had the company elected to adopt the fair value approach of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation

Attributed net loss:	
As reported	$(70,136)
Pro forma	(203,136)
Diluted loss per share	
As reported	$ (.03)
Pro forma	(.08)

These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years. The fair value of options at their grant date during 2002, where the exercise price equaled the market price on the grant date, was $.38. Pro forma information regarding net income has been determined as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using the Black-Scholes method with the following assumptions: volatility of 100% for 2002; risk free interest rate of 4.75% for 2002; dividend yield 0%; and an expected life of the option of 10 years in 2002.

PART III

EXHIBITS

Item I. Index to Exhibits

Exhibit No.	Description
1	N/A
2.1	Articles of Organization
2.2	ByLaws
3	N/A
4.1	Form of Subscription Agreement
5	N/A
6.1	Agreement dated March 26, 2002 between Millennium Capital Quest Corporation and the Issuers
6.2	2002 Stock Option and Award Plan of the Issuer
6.3	Stock Option Agreement between the Issuer and Thomas C. Graver, Sr.
7	N/A
8	N/A
9	Form of Escrow Agreement to be entered into between the Issuer and Newtown Savings Bank
10	Consent of Zezima & Hearl, CPA, LLC
11	Opinion of Levy & Droney, P.C. as to legality of securities
12	Sales Materials

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Farmington, state of Connecticut, on May 23, 2002.

WMD TASK FORCE, INC.

By S/JOHN A. BUCCIARELLI
John A. Bucciarelli, President
and Chief Executive Officer

By S/THOMAS C. GRAVER, SR.
Thomas C. Graver, Sr., Vice President
and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints JOHN A. BUCCIARELLI as his attorney-in-fact and agent, with power of substitution and resubstitution, for each of them in any and all capacities to sign any amendments to this Offering Statement and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said Attorneys-in-fact, or substitute or substitutes, may do or cause to be done by virtue hereof.

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Date: May 23, 2002 S/JOHN A. BUCCIARELLI
John A. Bucciarelli, Director

Date: May 23, 2002 S/THOMAS C. GRAVER, SR.
Thomas C. Graver, Sr., Director

WMD TASK FORCE, INC.

Exhibits Filed with Offering Statement

On Form 1-A

Exhibit No.	Description
1	N/A
2.1	Articles of Organization
2.2	ByLaws
3	N/A
4.1	Form of Subscription Agreement
5	N/A
6.1	Agreement dated March 26, 2002 between Millennium Capital Quest Corporation and the Issuers
6.2	2002 Stock Option and Award Plan of the Issuer
6.3	Stock Option Agreement between the Issuer and Thomas C. Graver, Sr.
7	N/A
8	N/A
9	Form of Escrow Agreement to be entered into between the Issuer and Newtown Savings Bank
10	Consent of Zezima & Hearl, CPA, LLC
11	Opinion of Levy & Droney, P.C. as to legality of securities
12	Sales Materials

EXHIBIT 2.1

DEAN HELLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708

Articles of Incorporation
(PURSUANT TO NRS 78)

Office Use Only

FILED # C8745-2002

APR 0 8 2002

IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

Important: Read attached instructions before completing form.

1. Name of Corporation:

WMD TASK FORCE, INC.

2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served)

CSC Services of Nevada, Inc.
Name

Physical Street Address	City	State	Zip Code
502 East John Street	Carson City	NEVADA	89706

Additional Mailing Address	City	State	Zip Code

3. Shares: (number of shares corporation authorized to issue)

Number of shares with par value: 10,000,000 Par value: .001 Number of shares without par value: ______

4. Names, Addresses, Number of Board of Directors/Trustees:

The First Board of Directors/Trustees shall consist of ONE members whose names and addresses are as follows:

1. JOHN A. BUCCIARELLI
Name

Street Address	City	State	Zip Code
340 MAIN STREET N.	SOUTHBURY	CT	06488

2. ______
Name

Street Address	City	State	Zip Code

3. ______
Name

Street Address	City	State	Zip Code

4. ______
Name

Street Address	City	State	Zip Code

5. Purpose: (optional-see instructions)

The purpose of this Corporation shall be:

6. Other Matters: (see instructions)

Number of additional pages attached: ______

7. Names, Addresses and Signatures of Incorporators: (attach additional pages if there are more than 2 incorporators)

Name	Signature		
C. WOODGATE	[signature]		
Address	**City**	**State**	**Zip Code**
502 E. JOHN STREET ROOM E	CARSON CITY	NV	89706

Name	Signature		
Address	**City**	**State**	**Zip Code**

8. Certificate of Acceptance of Appointment of Resident Agent:

I, CSC Services of Nevada, Inc. hereby accept appointment as Resident Agent for the above named corporation.

CSC Services of Nevada, Inc.
By: [signature]
Authorized Signature of R.A. or On Behalf of R.A. Company

APRIL 8, 2002
Date

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State Form CORPART1999.01
Revised on: 08/20/01

EXHIBIT 2.2

BYLAWS

OF

WMD TASK FORCE, INC.

ARTICLE I

OFFICES

1.1 Offices. The Board of Directors of the corporation (the "Board") shall have the power to establish the location of the corporation's principal office at any place, within or without the State of Nevada, and to establish a registered office and such additional offices as it shall determine in its discretion.

ARTICLE II

MEETINGS OF SHAREHOLDERS

2.1 Place of Meetings. Shareholders' meetings shall be held at the principal office of the corporation, or at such other place, either in or out of the State of Nevada, as shall be designated by the Board.

2.2 Annual Meetings. The annual meeting of shareholders of the corporation shall be held on such day in the month of June and at such hour as the Board may prescribe. At each annual meeting of shareholders, the shareholders shall elect the Board for the ensuing year and shall transact such other business as may properly come before the meeting. In the event such annual meeting is not held within such month, the Board shall prescribe the date and hour for a meeting in lieu thereof to be held as soon thereafter as practicable, and any business transacted or elections held thereat shall be valid as if transacted or held at the annual meeting.

2.3 Special Meetings. The corporation shall hold a special meeting of shareholders: (1) on call of the Board; or (2) if the holders of at least ten percent of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the corporation's Secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held. Only business within the purpose or purposes described in the meeting notice required by subsection 2.4 may be conducted at a special shareholders' meeting.

2.4 Notice of Meeting.

(a) The corporation shall notify shareholders of the date, time. place and purpose of each annual and special meeting of shareholders not less than ten nor more than sixty days before the meeting date. The corporation shall give notice to all shareholders, regardless of whether such shareholders are entitled to vote at the meeting.

(b) If an annual or special shareholders' meeting is adjourned to a different date, time or place, notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before adjournment. If a new record date for the adjourned meeting is or must be fixed, however, notice of the adjourned meeting shall be given under this section to persons who are shareholders as of the new record date.

2.5 Waiver of Notice.

(a) A shareholder may waive any notice required by these Bylaws or the Nevada genera Corporation Law before or after the date and time stated in the notice. The waiver must be in writing, be signed by the shareholder entitled to the notice and be delivered to the corporation for inclusion in the minutes or filing with the corporate records.

(a) A shareholder's attendance at a meeting: (1) waives objection to lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting; (2) waives objection to consideration of a particular matter at the meeting that is not within the purposes or purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

2.6 Record Date. The Board may fix a future date as the record date.

(a) A record date fixed under this section may not be more than seventy days before the meeting or action requiring a determination of shareholders.

(b) If no record date is fixed by the Board, the record date shall be the business day before notice of the meeting is given.

(c) A determination of shareholders entitled to notice of or to vote at a shareholders' meeting is effective for any adjournment of the meeting unless the Board fixes a new record date, which it must do if the meeting is adjourned to a date more than one hundred twenty days after the date fixed for the original meeting.

2.7 Shareholders' List for Meeting. After a record date for a meeting is fixed, the corporation shall prepare an alphabetical list of the names of all its shareholders who are entitled to notice of a shareholders' meeting. The list shall be arranged by voting group, and within each voting group by class or series of shares, and show the address of and number of shares held by each shareholder.

(a) The shareholders' list shall be available for inspection by any shareholder, beginning two business days after notice of the meeting is given for which the list was prepared and continuing through the meeting, at the corporation's principal office or at a place identified in the meeting notice in the city where the meeting will be held. A shareholder or a shareholder's agent or attorney is entitled on written demand to inspect and to copy the list, during regular business hours and at such shareholder's expense, during the period it is available for inspection.

(b) The corporation shall make the shareholders' list available at the meeting, and any shareholder, the shareholder's agent or attorney is entitled to inspect the list at any time during the meeting or any adjournment.

(c) Refusal or failure to prepare or make available the shareholders' list does not affect the validity of action taken at the meeting.

2.8 Voting Entitlement of Shares. Each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting.

2.9 Proxies. A shareholder may vote such shareholder's shares in person or by proxy.

(a) A shareholder may appoint a proxy to vote or otherwise act for such shareholder by signing an appointment form, either personally or by such shareholder's attorney-in-fact.

(b) An appointment of a proxy is effective when received by the Secretary or other officer or agent authorized to tabulate votes. An appointment is valid for eleven months unless a longer period is expressly provided in the appointment form.

(c) An appointment of a proxy is revocable by the shareholder unless the appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest. Appointments coupled with an interest include the appointment of: (1) a pledgee; (2) a person who purchased or agreed to purchase the shares; (3) a creditor of the corporation who extended it credit under terms requiring the appointment; (4) an employee of the corporation whose employment contract requires the appointment; or (5) a party to a voting agreement created under section 33-716 of the CBCA.

(d) The death or incapacity of the shareholder appointing a proxy does not affect the right of the corporation to accept the proxy's authority unless notice of the death or incapacity is received by the Secretary or other officer or agent authorized to tabulate votes before the proxy exercises authority under the appointment.

(e) An appointment made irrevocable under subsection (d) of this section 2.9 is revoked when the interest with which it is coupled is extinguished.

(f) A transferee for value of shares subject to an irrevocable appointment may revoke the appointment if such transferee did not know of its existence when such transferee acquired the shares and the existence of the irrevocable appointment was not noted conspicuously on the certificate representing the shares or on the information statement for shares without certificates.

(g) Subject to section 33-708 of the CBCA and to any express limitation on the proxy's authority appearing on the fact of the appointment form, a corporation is entitled to accept the proxy's vote or other action as that of the shareholder making the appointment.

2.10 Adjournment of Shareholders' Meetings. The shareholders present, in person or by proxy, at any special meeting of shareholders may, by the affirmative vote of a majority of voting power of the shares represented at such meeting and entitled to vote thereat, adjourn from time to time as they see fit, whether or not such number constitutes a quorum, and no notice of such adjournment need be given.

2.11 Quorum. A majority of the votes entitled to be cast on the matter constitutes a quorum for action on that matter.

(a) Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting, unless a new record date is or must be set for that adjourned meeting.

2.12 Action Without Meeting. Any action which may be taken at a meeting of shareholders may be taken without a meeting as follows: (1) by consent in writing, setting forth the action so taken or to be taken, signed by a majority of the persons who would be entitled to vote upon such action at a meeting, or by their duly authorized attorneys, which action for purposes of this section is hereafter referred to as a "written consent". The Secretary shall file such consent or consents or certify the tabulation of such consents and file such certificate with the minutes of the meetings of the shareholders. Any consent or consents which become effective as provided herein shall have the same force and effect as a vote of shareholders at a meeting duly held.

(a) The record date for determining shareholders entitled to take action without a meeting is the date the first shareholder signs the consent under subsection (a) of this section.

(b) A consent signed under this section has the effect of a meeting vote and may be described as such in any document.

ARTICLE III

BOARD OF DIRECTORS

3.1 Requirements for and Duties of Board. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, its Board.

3.2 Number and Election of Directors. The Board shall consist of one or more individuals or such larger number as the shareholders shall from time to time elect.

(a) The initial director shall be appointed by the incorporator or as designated in the Articles of Incorporation and thereafter elected at the first annual shareholders' meeting and at each annual meeting thereafter. Directors may also be elected at a special shareholders' meeting called for such purpose.

(b) Directors shall be elected either (i) by a plurality of the votes cast by the shares entitled to vote in the election at a shareholders' meeting at which a quorum is present or (ii) by action in writing by a majority of shareholders in accordance with Section 2.12 above.

3.3 Terms of Directors Generally. The terms of the initial directors of the corporation shall expire at the first shareholders' meeting at which directors are elected.

(a) The terms of all other directors shall expire at the next annual shareholders' meeting following their election.

(b) A decrease in the number of directors does not shorten an incumbent director's term.

(c) The term of a director elected to fill a vacancy shall expire at the next shareholders' meeting at which directors are elected.

(d) Despite the expiration of a director's term, such director continues to serve until his successor is elected or until there is a decrease in the number of directors.

3.4 Resignation of Director. A director may resign at any time by delivering written notice to the Board, its chairman or to the corporation.

(a) A resignation is effective when the notice is delivered unless the notice specifies a later effective date.

3.5 Removal of Directors. The shareholders may remove one or more directors with or without cause.

(a) A director may be removed by the shareholders only at a meeting called for the purpose of removing such director and the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the director.

3.6 Vacancy on Board. If a vacancy occurs on the Board, including a vacancy resulting from an increase in the number of directorships: (1) the shareholders may fill the vacancy; (2) the Board may fill the vacancy; or (3) if the directors remaining in office constitute fewer than a quorum of the Board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

3.7 Meetings. The Board may hold regular or special meetings in or out of the State of Connecticut.

(a) The Board may permit any or all directors to participate in a regular or special meeting by, or conduct the meeting through the use of, any means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

3.8 Notice of Meeting. Regular meetings of the Board may be held without notice of the date, time, place or purpose of the meeting, if such date, time and place have been established in advance by the Board.

(a) Special meetings of the Board shall be preceded by at least two days' notice of the date, time and place of the meeting. The notice need not describe the purpose of the special meeting.

3.9 Waiver of Notice. A director may waive any notice required by section 3.8 hereof, before or after the date and time stated in the notice. Except as provided by subsection (b) of this section, the waiver shall be in writing, signed by the director entitled to the notice and filed with the minutes or corporate records.

(a) A director's attendance at or participation in a meeting waives any required notice to such director of the meeting unless the director at the beginning of the meeting, or promptly upon such director's arrival, objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

3.10 Quorum and Voting. A quorum of the Board shall consist of a majority of the directors in office at the time the meeting begins.

(a) If a quorum is present when a vote is taken, the affirmative vote of a majority of directors present is the act of the Board.

(b) A director who is present at a meeting of the Board or a committee of the Board when corporate action is taken is deemed to have assented to the action taken unless: (1) such director objects at the beginning of the meeting, or promptly upon such director's arrival, to holding or to transacting business at the meeting; (2) such director's dissent or abstention from the action taken is entered in the minutes of the meetings; or (3) such director delivers written notice of such director's dissent or abstention to the presiding officer of the meeting before its adjournment or to the corporation immediately after adjournment of the meeting. The right of dissent or abstention is not available to a director who votes in favor of the action taken.

3.11 Action Without Meeting. Action required or permitted to be taken at a Board meeting may be taken without a meeting if the action is taken by all members of the Board. The action shall be evidenced by one or more written consents describing the action taken, signed by each director, and included in the minutes or filed with the corporate records reflecting the action taken.

(a) Action taken under this section is effective when the last director signs the consent, unless the consent specifies a different effective date.

(b) A consent signed under this section has the effect of a meeting vote and may be described as such in any document.

3.12 Compensation. The Board may fix the compensation of the directors.

ARTICLE IV

OFFICERS

4.1 Titles, Election and Duties. The Board shall elect a President, and a Secretary and may from time to time elect a Treasurer or one or more Vice Presidents, Assistant Treasurers, Assistant Secretaries and such other officers as it deems expedient. Any two or more offices may be held by the same person. The duties of the officers of the corporation shall be such as are imposed by these by-laws and from time to time prescribed by the Board.

4.2 President. The President shall preside at all meetings of the Board and shareholders. The President shall be the chief executive officer of the corporation and shall have general charge and direction of the business of the corporation, subject to the control of the Board.

4.3 Vice-Presidents. Each Vice-President, if any, shall assist the President in the performance of the President's duties. The Vice-President, if any, or if there shall be more than one, the Vice-Presidents in the order of seniority or in any other order determined by the Board, shall, in the event of the absence or disability of the President, perform the duties and exercise the powers of the President.

4.4 Treasurer. The Treasurer shall keep the fiscal accounts of the corporation, including an account of all moneys received or disbursed. The Treasurer may endorse, for and on behalf of the corporation, checks, notes and other obligations and shall deposit the same and all moneys and valuables in the name of and to the credit of the corporation in such banks and depositories as the Board shall designate. The Treasurer shall have custody of all stocks, securities and other investment instruments owned by the corporation. If no Treasurer shall be elected and hold office, the functions of the Treasurer shall be performed by the President or such other officer to whom such functions may be delegated by the Board.

4.5 Assistant Treasurer. The Assistant Treasurer, if any, shall assist the Treasurer in the performance of the Treasurer's duties and shall carry out the duties of the Treasurer whenever the Treasurer is unable to perform such duties. There may be more than one Assistant Treasurer.

4.6 Secretary. The Secretary shall: (1) keep the minutes of the meetings of shareholders and the Board, (2) shall give notice of all such meetings as required in these by-laws; and (3) shall have custody of the seal of the corporation, if any, and all books, records and papers of the corporation, except those in the custody of the Treasurer or some other person authorized to have custody and possession thereof by the Board.

4.7 Assistant Secretary. The Assistant Secretary, if any, shall assist the Secretary in the performance of the Secretary's duties and shall carry out the duties of the Secretary whenever the Secretary is unable to perform such duties. There may be more than one Assistant Secretary.

4.8 Compensation. The compensation of all officers shall be fixed by the Board.

4.9 Term of Office. Each officer shall serve for the term for which such officer is elected and until such officer's successor is duly elected or until such officer's death or until such officer shall have resigned or have been removed. Any officer may be removed by the Board at any time with or without cause and with or without notice or hearing. Vacancies among the officers shall be filled by the Board.

ARTICLE V

STOCK

5.1 Share Certificates. All shares of capital stock shall be represented by share certificates, which shall be in a form adopted by the Board and shall be signed by the President or a Vice-President and by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer. Each certificate shall set forth upon the face thereof as of the time of the issue: (1) the name of the corporation; (2) a statement that the corporation is organized under the laws of the State of Nevada; (3) the name of the person to whom issued; and (4) the number and class of shares and the designation of the series, if any, which such certificate represents. All certificates shall be consecutively numbered and the name of the person to whom issued, the number of such shares and the date of issue shall be entered upon the corporation's books.

5.2 Transfer of Shares. Shares of stock shall be transferred on the books of the corporation and a new certificate shall be issued to the purchaser or assignee upon surrender of the original certificate of stock properly endorsed by the holder of record thereof in person or by the holder's attorney-in-fact.

5.3 Lost Certificates. In case any share certificate is lost, stolen, destroyed or mutilated, the Board may authorize the issuance of a new certificate in lieu thereof, upon such terms and conditions, including reasonable indemnification of the corporation, as the President or the Board shall determine.

ARTICLE VI

INDEMNIFICATION

6.1 Indemnification. The Corporation shall indemnify its directors and officers to the fullest extent permitted by law. In such connection, the Board may advance funds for the payment of legal expenses to a director or officer in the defense of any claim for which indemnification may be available to the fullest extent permitted by law.

ARTICLE VII

MISCELLANEOUS

7.1 Seal. The Board may adopt a form of corporate seal for the corporation.

7.2 Fiscal Year. The fiscal year of the corporation shall be as determined by the Board from time to time.

7.3 Inconsistencies with Certificate of Incorporation. If any provision of these by-laws shall be found to be inconsistent with any provision of the certificate of incorporation, as now existing, or as from time to time amended hereafter, the provisions of the certificate of incorporation shall prevail.

ARTICLE VIII

AMENDMENTS

8.1 By Shareholders. New bylaws may be adopted and bylaws may be amended and repealed by act of the shareholders; provided that (1) the notice of any meeting of shareholders at which bylaws are to be adopted, amended or repealed shall include notice of such proposed action, and (2) the adoption or amendment of a bylaw that adds, changes or deletes a greater quorum requirement for shareholders must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater.

8.2 By Directors. The Board shall have the power to amend, repeal or adopt bylaws at any regular or special meeting; provided, however, that (1) the Board shall not have power to amend or repeal any particular bylaw adopted by the shareholders which provides expressly that the Board may not amend or repeal that bylaw, (2) the Board may not adopt, amend or repeal a bylaw that fixes a greater quorum or voting requirement for shareholders, and (3) any bylaw adopted by the Board may be amended or repealed by act of the shareholders.

8.3 Record of Changes. Whenever any bylaw is amended or repealed or a new bylaw is adopted, such action and date on which it was taken shall be noted on the original bylaws in the appropriate place or a new set of bylaws shall be prepared incorporating such change.

xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx

As adopted by the initial director by action by written consent dated as of April 8, 2002.

EXHIBIT 4.1

WMD TASK FORCE, INC.

INVESTOR SUBSCRIPTION AGREEMENT

Persons interested in purchasing shares ("Shares") of common stock of WMD Task Force, Inc. (the "Company") must complete, execute, and deliver this Subscription Agreement (the "Agreement") along with their check made payable to WMD Task Force, Inc., Escrow Account at Newtown Savings 3 Pomperaug Office Park, Southbury, CT 06488.

If and when accepted by the Company, this Agreement shall constitute a subscription for shares of Common Stock, (no par value per share), of the Company. The minimum investment is $2,000.00 (200 Shares).

The Company reserves the right to reject in its entirety any subscription which is tendered, or to allocate to any prospective purchaser a smaller number of Shares than the prospective purchaser has subscribed to purchase. In such event, the Company will return to you this Agreement, your payment (or a pro rata portion of your payment, if such subscription is rejected only in part), without interest or deduction.

An accepted copy of this Agreement will be returned to you as your receipt, and a stock certificate will be issued to you shortly thereafter.

I/we hereby irrevocably tender this Agreement for the purchase of the number of shares set forth below at $10.00 per Share. With this Agreement, I/we tender payment in the full amount of the purchase price for the Shares subscribed.

In connection with this investment in the Company, I/we represent and warrant that (i) prior to tendering payment for the Shares, I/we received and/or reviewed the Company's Offering Circular dated June 2002 and have relied on no other information or materials in reaching my/our investment decision, and (ii) I am/we are bona fide resident(s) of the state listed below.

Number of Shares being purchased ________________
Total purchase price @ $10./Share ________________

Shares to be registered as follows:
Name: ______________________________
Address: ______________________________
____
____

As (check one):

_Individual
_Existing Partnership
_Corporation
_Minor with adult custodian
_Under the Uniform Gift to Minors Act

_Tenants-in-Common
_Joint Tenants
_Trust

For the person(s) who will be registered shareholder(s):

____
Name

____
Street Address

____
City State Zip

(_____) ______ - ____________
Telephone

____
Social Security or Taxpayer ID number

_____ / _____/ 19____
Date of Birth

____
Signature

Subscription Accepted:

WMD TASK FORCE, INC.

By______________________________
John A. Bucciarelli, President

EXHIBIT 6.1

MILLENNIUM CAPITAL QUEST CORP.®
30-60-90-day funding program

This is an agreement between:
WMD Task Force, C/O John A. Bucciarelli, President P: (203-264-7540, F: (203-267-5246), E: bucci.group@snet.net- hereafter called: **(The Company)**, Who agree to retain: **MILLENNIUM CAPITAL QUEST® (& its affiliate Digital IPO.com Corp.), 3613 Carolyn Drive, Raleigh, NC 27604-1615, P: (919)-850-2525 F: [2323], E: gregg@millcapquest.com-** hereafter called: **(The Consultants)**, Will provide Investor Relations **(IR)** services & may include engaging services of outside contractors. Services of the Consultants consist of a three (3) month Financial Public Relations / Management & Business Consulting effort conducted in The USA and Europe & will include the following 10 point international funding programs & multiple global investor finance resources:

To review data & materials for the specific purpose of introducing the Company Principals to organizations capable in the following three areas:

A. Fifteen days to develop the entire funding package materials, on & off-line.
B. Fifteen days e-Marketing promotion to the funding sources both in person and electronically, controlled by Digital IPO.com, Corp.
C. Fifteen days to meet closing requirements and to close.

To complete the program, Millennium Capital Quest and Digital IPO.com will perform the following services:

1. To secure equity funding by means of a sale strictly by the Company of unseasoned Rule 144 shares of common stock of the Company offered at a discount to book value agreeable to the Company at the date of closing. And,
2. To develop a Strategic Financing Executive Summary and on a best efforts basis to obtain a Commitment Letter & secure funding on terms and amounts acceptable to the Company using unseasoned Rule 144 shares of common stock or debenture bonds of the company. We understand the Company seeks ***$100,000.00 to $500,000. (Phase one)*** in Capital, immediately. Such shares to be offered at a discounted from book value price, with the number of shares equal to 100% of loan value at closing if by bond. Or,
3. To introduce the Company to suitable market sources, venture capital resources of the Consultants and to locate securities broker/dealers to assist with additional private and public sales of shares when registered or available for sale by the Company.
4. To create a Multi-Media presentation which should include: Electronic Term Sheets and Investment Briefs, Power Point Presentations, Summary Memos, and other Financial Public Relations marketing materials both printed and using electronic media.
5. Links and pages on all Consultant affiliated Web-sites.

JAB GRN

Memos, and other Financial Public Relations marketing materials both printed and using electronic media.

5. Links and pages on all Consultant affiliated Web-sites.
6. A Term Sheet e-Listing for 3 months at *Digital IPO.com* during which time e-Chats will be made available to the Company. There will also be a bi-monthly newsletter and individual e-Broadcasts for the Company's press releases, project updates and research reports. The company may be given an opportunity to participate in a live Internet streaming video broadcast.
7. Access to all Funding Resources which include at least two (2) venture capital firms, two (2) broker/dealers in the United States, two (2) securities firms in Germany, seven (7) commercial and institutional lending sources for debt instrument offers, accredited investors who are subscribers to Digitalipo.com organized in CD data bases.
8. The "e-Broadcast Investor CD-ROM Program" now includes over 50 million Investors and includes all deployment software.
9. Advice and Executive level consultation and analysis from combined senior management staff and IT Staff located in Connecticut and North Carolina, along with Strategic Alliance Global Partners, as needed.
10. Weekly Consulting time via phone and email access and financial resources interface during contract period.

Re John From Bocci Group 10K

GRN JAB

<u>PROGRAM MARKETING TERMS FOR:</u> [$100,000.00 to $500,000.00] Services to be provided are designed to implement a private placement debt or equity strategy capable of favorably impacting shareholder or member value. The Company has agreed to pay the Consultants a retainer of ***$7,500.00, upon signing.*** For the services outlined above and to pay additional fees based on the Lehman formula, ***(5% of the 1st million, 4% on 2nd, 3% on 3rd, 2% on 4th and 1% on $5 million or above),*** due upon the receipt of bridge capital in any amount acceptable to the Company together with agreed upon costs of outside contractor services and expenses which will be outlined and approved by the Company in advance. Also, an option to purchase up to 4.9% of the shares issued for the offering at a price equal to what the corporate officers paid, for a term of 60 months. The Company shall pay for all travel, hotel, meals and transportation expense of any of the Consultant's employees. The one time fee as well as agreed upon contractor services and expenses are not refundable and are intended to compensate the Consultants for their services and expenses.

500 upon signing 2000 by April 2, 2002 5000 from ... initial.

GRN JAB

The Consultants believe that most firms seeking funding, today, incorporating current market conditions, require proper structuring prior to the receipt of Capital. The Consultants agree to undertake a review of the Company's business and financial plans, financial data, operating data, management structure, prospects for growth and profitability, market position, market conditions, prevailing cost of money and offers to the investing public. The purpose of the review is to advise the Company on the most likely methods of funding and the probability of success that the Company can expect to

2 of 4

JAB GRN

achieve given its funding intent. Upon successful completion of the review, the Consultants shall introduce the Company to its varied capital resources.

The Company fully understands that the Consultants are not Lenders, Broker Dealers, Investment Bankers, Underwriters or Securities Sales Agents in any form. The consultants may not by law, solicit the sale of any securities for any compensation whatsoever.

NOTICE: Millennium Capital Quest Corp.® is a financial public relations firm that works on a fixed fee and performance basis. It is not a Broker/Dealer or underwriter. Millennium® is affiliated with various broker/dealers in the United States and Europe, who will be introduced to the company and its offer as appropriate.

The Company understands that the Consultants must rely upon the information supplied to the Consultants by its members, managers, officers, directors, agents and employees. Therefore, the Company agrees to indemnify, hold harmless and defend the Consultants, its officers, directors, agents and employees at the Company's expense. Also, in any proceedings or suits relating to any material inaccuracy or incompleteness of any information supplied to the Consultants by the Company, and violation of any state or federal securities, franchise or business opportunity law committed by the Company. Any such indemnification, hold harmless or defense or reimbursement for any reasonable legal or other expenses required by the Consultants on behalf of the indemnification agreement is reimbursable to the Consultants and their counsel.

This agreement shall provide for cancellation by either party on thirty days written notice, for gross default by either party of the terms and conditions of the engagement. If such termination shall occur, for cause, the parties agree to delivery of all required work products and the payment of all installment fees or expenses to the date of the termination.

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JAB 6

This contract shall be construed in accordance with the laws of the State of North Carolina. The Company represents it will be in compliance with and authorized to do business in all states in which it proposes to assist an offering. The term is 120 days. It is understood that the Company can elect to assign this agreement to any third party corporation.

AGREED, this 26th of March day, 2002 at Millennium Capital Quest Corporation®, New England office, 222 Munson Road, Wolcott, CT 06716, Phone: (203)-879-4675 Fax: (203)-879-4178 Cel: (203)-910-9475
Email: cj@millcapquest.com, gregg@millcapquest.com

FOR: [WIND TASK FORCE] (The Company)

BY: John J. Buccanelli, Authorized as Its PRESIDENT

FOR: **Millennium Capital Quest Corp.** (The Consultants)(and affiliates)

BY: Mr. Gregg R. Nolan, Authorized as Its Chairman/COO,CFO

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JAB GRN

EXHIBIT 6.2

WMD TASK FORCE, INC.

2002 STOCK OPTION AND AWARD PLAN

1. **PURPOSE.**

This 2002 Stock Option and Award Plan (the "Plan") of WMD Task Force, Inc., a Nevada corporation (the "Corporation"), is intended to provide incentives: (a) to the officers and other key employees of the Corporation and any present or future subsidiaries of the Corporation (collectively, "Related Corporations") by providing them with opportunities to purchase stock in the Corporation pursuant to options granted hereunder which qualify as "incentive stock options" ("ISOs") under Section 422(b) of the Internal Revenue Code of 1986, as amended (the "Code"); (b) to directors, officers and employees of, and consultants to, the Corporation and Related Corporations by providing them with opportunities to purchase stock in the Corporation pursuant to options granted hereunder which do not qualify as ISOs ("Non-Qualified Options"); and (c) to directors, officers and employees of, and consultants to, the Corporation and Related Corporations by providing them with awards of stock in the Corporation ("Awards"). Both ISOs and Non-Qualified Options are referred to hereafter individually as an "Option" and collectively as "Options". As used herein, the terms "parent" and "subsidiary" mean "parent corporation" and "subsidiary corporation", respectively, as those terms are defined in Section 424 of the Code.

2. **ADMINISTRATION OF THE PLAN.**

(a) Board or Committee Administration. The Plan shall be administered by the Board of Directors of the Corporation (the "Board") or by a Committee appointed by the Board (the "Committee"). Hereinafter, all references in this Plan to the "Committee" shall mean the Board if no Committee has been appointed. Subject to the terms of the Plan, the Committee shall have the authority: (i) to determine the employees of the Corporation and Related Corporations (from among the class of employees eligible under paragraph 3 to receive ISOs) to whom ISOs may be granted, (ii) to determine the persons (from among the class of individuals and entities eligible under paragraph 3 to receive Non-Qualified Options and Awards) to whom Non-Qualified Options and Awards may be granted; (iii) to determine the time or times at which Options or Awards may be granted; (iv) to determine the option price of shares subject to each Option, which price shall not be less than the minimum price specified in paragraph 6; (v) to determine whether each Option granted shall be an ISO or a Non-Qualified Option; (vi) to determine (subject to Paragraph 7) the time or times when each Option shall be exercisable and the duration of the exercise period; (vii) to determine whether restrictions such as repurchase options are to be imposed on shares subject to Options and Awards and the nature of such restrictions, if any; and (viii) to interpret the Plan and prescribe and rescind rules and regulations relating to it. If the Committee determines to issue a Non-Qualified Option, it shall take whatever actions it deems necessary under Section 422 of the Code and the regulations promulgated thereunder to ensure that such Option is not treated as an ISO. The interpretation and construction by the Committee of any provisions of the Plan or of any Option or Award granted under it shall be final unless otherwise determined by the Board. The Committee may from time to time adopt such rules and regulations for carrying out the Plan as it shall determine in the exercise of discretion. No member of the Board or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Option or Award granted under it.

(b) Committee Action. The Committee may select one of its members as its chairman and shall hold meetings at such time and places as it may determine. From time to time the Board may increase the size of the Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan.

(c) Grant of Options or Awards to Board Members. Options or Awards may be granted to members of the Board consistent with the provisions of the first sentence of Paragraph 2(a) above, if applicable. All grants of Options or Awards to members of the Board shall in all other respects be made in accordance with the provisions of this Plan applicable to other eligible persons. Members of the Board who are either (i) eligible for Options or Awards pursuant to the Plan or (ii) have been granted Options or Awards may vote on any matters affecting the administration of the Plan or the grant of any Options or Awards pursuant to the Plan, except that no such member shall act upon the granting to himself of Options or Awards, but any such member may be counted (a) in determining the existence of a quorum at any meeting of the Board during which action is taken with respect to the granting to him of Options or Awards or (b) for purposes of unanimity if such action is taken by written consent of the Board of Directors.

3. ELIGIBLE EMPLOYEES AND OTHERS.

ISOs may be granted to any employee of the Corporation or any Related Corporation. Those officers and directors of the Corporation who are not employees may not be granted ISOs under the Plan. Non-Qualified Options and Awards may be granted to any director (whether or not an employee), officer, employee or consultant of the Corporation or any Related Corporation. The Committee may take into consideration a recipient's individual circumstances in determining whether to grant an ISO, a Non-Qualified Option or an Award. The granting of any Option or Award to any individual or entity shall neither entitle that individual or entity to, nor disqualify him from, participation in any other grant of Options or Awards.

4. **STOCK.**

The stock subject to Options and Awards shall be authorized but unissued shares of the Corporation's Common Stock, $.001 par value (the "Common Stock"), or shares of Common Stock reacquired by the Corporation in any manner. The aggregate number of shares which may be issued pursuant to the Plan is One Million (1,000,000) shares of Common Stock, subject to adjustment as provided in paragraph 13. Any such shares may be issued as ISOs, Non-Qualified Options or Awards, so long as the number of shares so issued does not exceed such number, as adjusted or amended from time to time by a vote of the Board of Directors and stockholders, or otherwise pursuant to paragraph 13. If any Option granted under the Plan shall expire or terminate for any reason without having been exercised in full or shall cease for any reason to be exercisable in whole or in part, or if the Corporation shall reacquire any unvested shares issued pursuant to Awards or Purchases, the unpurchased shares subject to such Options and any unvested shares so reacquired by the Corporation shall again be available for grants of Options or Awards under the Plan.

5. **GRANTING OF OPTIONS OR AWARDS.**

Options or Awards may be granted under the Plan at any time on and after April 8, 2002 and prior to April 8, 2012. The date of grant of an Option or Award under the Plan will be the date specified by the Committee at the time it grants the Options or Awards; provided, however, that such date shall not be prior to the date on which the Committee acts to approve the grant. The Committee shall have the right, with the consent of the optionee, to convert an ISO granted under the Plan to a Non-Qualified Option pursuant to paragraph 16.

6. **MINIMUM OPTION PRICE; ISO LIMITATIONS.**

(a) Price for Non-Qualified Options. The exercise price per share specified in the agreement relating to each Non-Qualified Option granted under the Plan shall in no event be less than the lesser of (i) the book value per share of Common Stock as of the end of the fiscal year of the Corporation immediately preceding the date of such grant, or (ii) the fair market value per share of Common Stock on the date of such grant.

(b) Price for ISOs. The exercise price per share specified in the agreement relating to each ISO granted under the Plan shall not be less than the fair market value per share of Common Stock on the date of such grant. In the case of an ISO to be granted to an employee owning stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation or any Related Corporation, the price per share specified in the agreement relating to such ISO shall not be less than one hundred ten percent (110%) of the fair market value per share of Common Stock on the date of grant.

(c) $100,000 Annual Limitation on ISOs. Each eligible employee may be granted ISOs only to the extent that, in the aggregate under this Plan and all incentive stock option plans of the Corporation and any Related Corporation, such ISOs do not become exercisable for the first time by such employee during any calendar year in a manner which would entitle the employee to purchase more than $100,000 in fair market value (determined at the time the ISOs were granted) of Common Stock in that year. Any options granted to an employee in excess of such amount will be granted as Non-Qualified Options.

(d) Determination of Fair Market Value. If, at the time an Option is granted under the Plan, the Corporation's Common Stock is publicly traded, "fair market value" shall be determined as of the last business day for which the prices or quotes discussed in this sentence are available prior to the date such Option is granted and shall mean (i) the average (on that date) of the high and low prices of the Common Stock on the principal national securities exchange on which the Common Stock is traded, if the Common Stock is then traded on a national securities exchange; or (ii) the last reported sale price (on that date) of the Common Stock on the NASDAQ National Market List, if the Common Stock is not then traded on a national securities exchange; or (iii) the average of the closing bid and asked prices last quoted (on that date) by an established quotation service for over-the-counter securities, if the Common Stock is not reported on the NASDAQ National Market List. However, if the Common Stock is not publicly traded at the time an Option is granted under the Plan, "fair market value" shall be deemed to be the fair market value of the Common Stock as determined by the Committee after taking into consideration all factors which it deems appropriate, including, without limitation, recent sale and offer prices of the Common Stock in private transactions negotiated at arm's length.

7. **OPTION DURATION.**

Subject to earlier termination as provided in paragraphs 9 and 10, each Option shall expire on the date specified by the Committee, but not more than (i) ten years and one day from the date of grant in the case of Non-Qualified Options, (ii) ten years from the date of grant in the case of ISOs generally, and (iii) five years from the date of grant in the case of ISOs granted to an employee owning stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation or any Related Corporation. Subject to earlier termination as provided in paragraphs 9 and 10, the term of each ISO shall be the term set forth in the original instrument granting such ISO, except with respect to any part of such ISO that is converted into a Non-Qualified Option pursuant to paragraph 16.

8. **EXERCISE OF OPTION.**

Subject to the provisions of paragraphs 9 through 12, each Option granted under the Plan shall be exercisable as follows:

(a) Full Vesting or Partial Vesting. The Option shall either be fully exercisable on the date of grant or shall become exercisable thereafter in such installments as the Committee may specify.

(b) Full Vesting of Installments. Once an installment becomes exercisable it shall remain exercisable until expiration or termination of the Option, unless otherwise specified by the Committee.

(c) Partial Exercise. Each Option or installment may be exercised at any time or from time to time, in whole or in part, for up to the total number of shares with respect to which it is then exercisable.

(d) Acceleration of Vesting. The Committee shall have the right to accelerate the date of exercise of any installment of any Option; provided that the Committee shall not accelerate the exercise date of any installment of any Option granted to any employee as an ISO (and not previously converted into a Non-Qualified Option pursuant to paragraph (6) if such acceleration would violate the annual vesting limitation in Section 422(d) of the Code, as described in paragraph 6(c).

9. TERMINATION OF EMPLOYMENT.

If an ISO optionee ceases to be employed by the Corporation and all Related Corporations other than by reason of death or disability as defined in paragraph 10, no further installments of his ISOs shall become exercisable, and his ISOs shall terminate after the passage of ninety (90) days from the date of termination of his employment, but in no event later than on their specified expiration dates, except to the extent that such ISOs (or unexercised installments thereof) have been converted into Non-Qualified Options pursuant to paragraph 16. Employment shall be considered as continuing uninterrupted during any bona fide leave of absence (such as those attributable to illness, military obligations or governmental service) provided that the period of such leave does not exceed ninety (90) days or, if longer, any period during which such optionee's right to reemployment is guaranteed by statute. A bona fide leave of absence with the written approval of the Committee shall not be considered an interruption of employment under the Plan, provided that such written approval contractually obligates the Corporation or any Related Corporation to continue the employment of the optionee after the approved period of absence. ISOs granted under the Plan shall not be affected by any change of employment within or among the Corporation and Related Corporations, so long as the optionee continues to be an employee of the Corporation or any Related Corporation. Nothing in the Plan shall be deemed to give any grantee of any Option or Award the right to be retained in employment or other service by the Corporation or any Related Corporation for any period of time.

10. **DEATH; DISABILITY.**

(a) Death. If an ISO optionee ceases to be employed by the Corporation and all Related Corporations by reason of his death, any ISO of his may be exercised, to the extent of the number of shares with respect to which he could have exercised it on the date of his death, by his estate, personal representative or beneficiary who has acquired the ISO by will or by the laws of descent and distribution, at any time prior to the earlier of the specified expiration date of the ISO or one hundred eighty (180) days from the date of the optionee's death.

(b) Disability. If an ISO optionee ceases to be employed by the Corporation and all Related Corporations by reason of his disability, he shall have the right to exercise any ISO held by him on the date of termination of employment, to the extent of the number of shares with respect to which he could have exercised it on that date, at any time prior to the earlier of the specified expiration date of the ISO or 180 days from the date of the termination of the optionee's employment. For the purposes of the Plan, the term "disability" shall mean "permanent and total disability" as defined in Section 22(e)(3) of the Code or successor statute.

11. **ASSIGNABILITY.**

No Option shall be assignable or transferable by the grantee except by will or by the laws of descent and distribution, and during the lifetime of the grantee each Option shall be exercisable only by him.

12. **TERMS AND CONDITIONS OF OPTIONS.**

Options shall be evidenced by instruments (which need not be identical) in such forms as the Committee may from time to time approve. Such instruments shall conform to the terms and conditions set forth in paragraphs 6 through 11 hereof and may contain such other provisions as the Committee deems advisable which are not inconsistent with the Plan, including restrictions applicable to shares of Common Stock issuable upon exercise of Options. In granting any Non-Qualified Option, the Committee may specify that such Non-Qualified Option shall be subject to the restrictions set forth herein with respect to ISOs, or to such other termination and cancellation provisions as the Committee may determine. The Committee may from time to time confer authority and responsibility on one or more of its own members and/or one or more officers of the Corporation to execute and deliver such instrument. The proper officers of the Corporation are authorized and directed to take any and all action necessary or advisable from time to time to carry out the terms of such instruments.

13. **ADJUSTMENTS.**

Upon the occurrence of any of the following events, an optionee's rights with respect to Options granted to him hereunder shall be adjusted as hereinafter provided, unless otherwise specifically provided in the written agreement between the optionee and the Corporation relating to such Option:

(a) Stock Dividends and Stock Splits. If the shares of Common Stock shall be subdivided or combined into a greater or smaller number of shares or if the Corporation shall issue any shares of Common Stock as a stock dividend on its outstanding Common Stock, the number of shares of Common Stock deliverable upon the exercise of Options or Awards shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend.

(b) Consolidations or Mergers. If the Corporation is to be consolidated with or acquired by another entity in a merger, sale of all or substantially all of the Corporation's assets or otherwise (an "Acquisition"), the Board of Directors, the Committee or the board of directors of any entity assuming the obligations of the Corporation hereunder (the "Successor Board"), shall, as to outstanding Options or Awards, take one or more of the following actions: (i) make appropriate provision for the continuation of such Options or Awards by substituting on an equitable basis for the shares then subject to such Options or Awards the consideration payable with respect to the outstanding shares of Common Stock in connection with the Acquisition; or (ii) make appropriate provision for the continuation of such Options or Awards by substituting on an equitable basis for the shares then subject to such Options or Awards any equity securities of the successor corporation; or (iii) upon written notice to the holders of the Options or Awards, provide that all Options or Awards must be exercised, to the extent then exercisable, within a specified number of days of the date of such notice, at the end of which period the Options or Awards shall terminate; or (iv) terminate all Options or Awards in exchange for a cash payment equal to the excess of the fair market value of the shares subject to such Stock rights (to the extent then exercisable) over the exercise price thereof; or (v) accelerate the date of exercise of such Options or Awards or of any installment of any such Options or Awards; or (vi) terminate all Options or Awards in exchange for the right to participate in any stock option or other employee benefit plan of any successor corporation.

(c) Recapitalization or Reorganization. In the event of a recapitalization or reorganization of the Corporation (other than a transaction described in subparagraph b above) pursuant to which securities of the Corporation or of another corporation are issued with respect to the outstanding shares of Common Stock, upon exercising a Option or Award, the holder thereof shall be entitled to receive for the purchase price paid upon such exercise the securities he would have received if he had exercised his Option or Award prior to such recapitalization or reorganization.

(d) Modification of ISOs. Notwithstanding the foregoing, any adjustments made pursuant to subparagraphs a, b or c with respect to ISOs shall be made only after the Committee, after consulting with legal counsel for the Corporation, determines whether such adjustments would constitute a "modification" of such ISOs (as that term is defined in Section 424 of the Code) or would cause any adverse tax consequences for the holders of such ISOs. If the Committee determines that such adjustments made with respect to ISOs would constitute a modification of such ISOs, it may refrain from making such adjustments.

(e) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Corporation, each Option will terminate immediately prior to the consummation of such proposed action or at such other time and subject to such other conditions as shall be determined by the Committee.

(f) Issuances of Securities. Except as expressly provided herein, no issuance by the Corporation of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to Options. No adjustments shall be made for dividends paid in cash or in property other than securities of the Corporation.

(g) Fractional Shares. No fractional shares shall be issued under the Plan and the optionee shall receive from the Corporation cash in lieu of such fractional shares.

(h) Adjustments. Upon the happening of any of the foregoing events described in subparagraphs a, b or c above, the class and aggregate number of shares set forth in paragraph 4 hereof that are subject to Options or Awards which previously have been or subsequently may be granted under the Plan shall also be appropriately adjusted to reflect the events described in such subparagraphs. The Committee or the Successor Board shall determine the specific adjustments to be made under this paragraph 13 and, subject to paragraph 2, its determination shall be conclusive.

If any person or entity owning restricted Common Stock obtained by exercise of a Option or Award made hereunder receives shares or securities or cash in connection with a corporate transaction described in subparagraphs a, b or c above as a result of owning such restricted Common Stock, such shares or securities or cash shall be subject to all of the conditions and restrictions applicable to the restricted Common Stock with respect to which such shares or securities or cash were issued, unless otherwise determined by the Committee or the Successor Board.

14. **MEANS OF EXERCISING OPTIONS.**

An Option (or any part or installment thereof) shall be exercised by giving written notice to the Corporation at its principal office address. Such notice shall identify the Option being exercised and specify the number of shares as to which such Option is being exercised, accompanied by full payment of the purchase price therefor either (a) in United States dollars in cash or by check, or (b) at the discretion of the Committee, through delivery of shares of Common Stock having a fair market value equal as of the date of the exercise to the cash exercise price of the Option, or (c) at the discretion of the Committee, by delivery of the grantee's personal recourse note bearing interest payable not less than annually at no less than 100% of the lowest applicable Federal rate, as defined in Section 1274(d) of the Code, or (d) at the discretion of the Committee, by any combination of (a), (b) and (c) above. If the Committee exercises its discretion to permit payment of the exercise price of an ISO by means of the methods set forth in clauses (b), (c), or (d) of the preceding sentence, such discretion shall be exercised in writing at the time of the grant of the ISO in question. The holder of an Option shall not have the rights of a stockholder with respect to the shares covered by his Option until the date of issuance of a stock certificate to him for such shares. Except as expressly provided above in paragraph 13 with respect to changes in capitalization and stock dividends, no adjustment shall be made for dividends or similar rights for which the record date is before the date such stock certificate is issued.

15. **TERM AND AMENDMENT OF PLAN.**

This Plan was adopted by unanimous written consents of the Board and the stockholders dated as of April 8, 2002. The Plan shall expire on April 8, 2012 (except as to Options outstanding on that date). Subject to the provisions of paragraph 5 above, Options or Awards may be granted under the Plan prior to the date of stockholder approval of the Plan. The Board may terminate or amend the Plan in any respect at any time, except that, without the approval of the stockholders obtained within 12 months before or after the Board adopts a resolution authorizing any of the following actions: (a) the total number of shares that may be issued under the Plan may not be increased (except by adjustment pursuant to paragraph 13); (b) the provisions of paragraph 3 regarding eligibility for grants of ISOs may not be modified; (c) the provisions of paragraph 6(b) regarding the exercise price at which shares may be offered pursuant to ISOs may not be modified (except by adjustment pursuant to paragraph 13); and (d) the expiration date of the Plan may not be extended. Except as otherwise provided in this paragraph 15, in no event may action of the Board or stockholders alter or impair the rights of a grantee, without his consent, under any Option or Award previously granted to him.

16. **CONVERSION OF ISOs INTO NON-QUALIFIED OPTIONS; TERMINATION OF ISOs.**

The Committee, at the written request of any optionee, may in its discretion take such actions as may be necessary to convert such optionee's ISOs (or any installments or portions of installments thereof) that have not been exercised on the date of conversion into Non-Qualified Options at any time prior to the expiration of such ISOs, regardless of whether the optionee is an employee of the Corporation or a Related Corporation at the time of such conversion. Such actions may include, but not be limited to, extending the exercise period or reducing the exercise price of the appropriate installments of such Options. At the time of such conversion, the Committee (with the consent of the optionee) may impose such conditions on the exercise of the resulting Non-Qualified Options as the Committee in its discretion may determine, provided that such conditions shall not be inconsistent with this Plan. Nothing in the Plan shall be deemed to give any optionee the right to have such optionee's ISOs converted into Non-Qualified Options, and no such conversation shall occur until and unless the Committee takes appropriate action. The Committee, with the consent of the optionee, may also terminate any portion of any ISO that has not been exercised at the time of such termination.

17. **APPLICATION OF FUNDS.**

The proceeds received by the Corporation from the sale of shares pursuant to Options granted and Purchases authorized under the Plan shall be used for general corporate purposes.

18. **GOVERNMENTAL REGULATION.**

The Corporation's obligation to sell and deliver shares of the Common Stock under this Plan is subject to the approval of any governmental authority required in connection with the authorization, issuance or sale of such shares.

19. **WITHHOLDING OF ADDITIONAL INCOME TAXES.**

Upon the exercise of a Non-Qualified Option or the grant of an Award, the making of a Disqualifying Disposition (as defined in paragraph 20) or the vesting of restricted Common Stock acquired on the exercise of an Option or Award hereunder, the Corporation, in accordance with Section 3402(a) of the Code, may require the optionee or Award recipient to pay additional withholding taxes in respect of the amount that is considered compensation includible in such person's gross income. The Committee in its discretion may condition (i) the exercise of an Option, (ii) the grant of an Award, or (iii) the vesting of restricted Common Stock acquired by exercising an Option or Award, on the grantee's payment of such additional withholding taxes.

20. **NOTICE TO CORPORATION OF DISQUALIFYING DISPOSITION.**

Each employee who receives an ISO must agree to notify the Corporation in writing immediately after the employee makes a Disqualifying Disposition of any Common Stock acquired pursuant to the exercise of an ISO. A Disqualifying Disposition is any disposition (including any sale) of such Common Stock before the later of (a) two years after the date the employee was granted the ISO, or (b) one year after the date the employee acquired Common Stock by exercising the ISO. If the employee has died before such stock is sold, these holding period requirements do not apply and no Disqualifying Disposition can occur thereafter.

21. **GOVERNING LAW; CONSTRUCTION.**

The validity and construction of the Plan and the instruments evidencing Options or Awards shall be governed by the laws of Delaware or the laws of any jurisdiction in which the Corporation or its successors in interest may be organized from time to time. In construing this Plan, the singular shall include the plural and the masculine gender shall include the feminine and neuter, unless the context otherwise requires.

22. **SECURITIES LAWS.**

It is anticipated that Options and Awards granted pursuant to this Plan, and shares issuable upon exercise of Options, will not be registered under the Securities Act of 1933, as amended, or any state "blue sky" or securities laws. The Board or the Committee, as the case may be, in their discretion, may (i) require of recipients of Options, Awards, or shares issuable upon exercise of Options that such recipients make representations regarding investment intent; (ii) require such recipients to acknowledge restrictions on resale's or transfer of their Options or shares; (iii) place appropriate legends on option agreements and share certificates to reflect such restrictions; or (iv) take all such further action as they may deem necessary to insure compliance with Federal and state securities laws.

- END -

EXHIBIT 6.3

STOCK OPTION AGREEMENT
(Incentive Stock Option)

WMD TASK FORCE, INC.

STOCK OPTION AGREEMENT, dated as of the 15th day of April 2002, by and between WMD TASK FORCE, INC., a Nevada corporation (the "Corporation"), and Thomas C. Graver, Sr. (the "Grantee").

1. Grant of Option. The Corporation does hereby grant to the Grantee an option to purchase a total of Three Hundred Fifty Thousand (350,000) shares of the Common Stock, $.001 par value (the "Stock"), of the Corporation at a price of $1.00 per share (the "Exercise Price"), subject in all respects to the terms and provisions of the Corporation's 2002 Stock Option and Award Plan (the "Plan"), which Plan has been adopted by the Corporation and which is incorporated herein by reference. Such option is hereinafter referred to as the "Option" and the shares of Stock purchasable upon exercise of the Option are hereinafter sometimes referred to as the "Option Shares." The date of grant of the Option is April 15, 2002.

2. Term. This Option may be exercised at any time from the date hereof until ten (10) years from and after the date hereof (the "Option Term") and may be exercised during such Option Term only in accordance with the terms of the Plan. The Option shall be null and void following expiration of the Option Term.

The Option granted hereby may be exercised only during the term of the Grantee's employment with the Corporation and for a period of ninety (90) days thereafter. If not exercised during such period, the Option shall become null and void. Such period may be extended in the case of death or disability as provided in the Plan.

3. Exercise of Options.

(a) The Grantee may exercise the Option with respect to all or any part of the number of Option Shares then exercisable hereunder by giving to the Secretary of the Corporation written notice of intent to exercise. The notice of exercise shall specify the number of Option Shares as to which the Option is to be exercised and the date of exercise thereof, which date shall be at least five days after the giving of such notice unless an earlier time shall have been mutually agreed upon.

(b) Full payment (in U.S. dollars) by the Grantee of the option price for the Option Shares purchased shall be made on or before the exercise date specified in the notice of exercise in cash, or, with the prior written consent of the Committee (as defined in the Plan), in whole or in part through the surrender of previously or simultaneously acquired shares of Stock at their fair market value on the exercise date.

(c) On the exercise date specified in the Grantee's notice or as soon thereafter as is practicable, the Corporation shall cause to be delivered to the Grantee, a certificate or certificates for the Option Shares then being purchased upon full payment for such Option Shares. The obligation of the Corporation to deliver any Stock shall, however, be subject to the condition that if at any time the Committee shall determine in its discretion that the listing, registration or qualification of the Option or the Option Shares upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the Option or the issuance or purchase of Stock thereunder, the Option may not be exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

(d) If the Grantee fails to pay for any of the Option Shares specified in such notice or fails to accept delivery thereof, the Grantee's right to purchase such Option Shares may be terminated by the Corporation. The date specified in the Grantee's notice as the date of exercise shall be deemed the date of exercise of the Option, provided that payment in full for the Option Shares to be purchased upon such exercise shall have been received by such date.

(e) As a condition to the issuance of shares of Stock under this Option, the Grantee agrees to remit to the Corporation at the time of any exercise of this Option any taxes required to be withheld by the Corporation under Federal, State or local law as a result of the exercise of this Option.

4. No Rights of Stockholders. Neither the Grantee nor any personal representative shall be, or shall have any of the rights and privileges of, a stockholder of the Corporation with respect to any shares of Stock purchasable or issuable upon the exercise of the Option, in whole or in part, prior to the date of exercise of the Option.

5. Non-Transferability of Option. During the Grantee's lifetime, the Option hereunder shall be exercisable only by the Grantee or any guardian or legal representative of the Grantee, and the Option shall not be transferable except, in case of the death of the Grantee, by will or the laws of descent and distribution, nor shall the Option be subject to attachment, execution or other similar process. In no event of (a) any attempt by the Grantee to alienate, assign, pledge, hypothecate or otherwise dispose of the Option, except as provided for herein, or (b) the levy of any attachment, execution or similar process upon the rights or interest hereby conferred, the Corporation may terminate the Option by notice to the Grantee and it shall thereupon become null and void.

6. Employment Not Affected. The granting of the Option nor its exercise shall not be construed as granting to the Grantee any right with respect to continuance of employment of the Employer. Except as may otherwise be limited by a written agreement between the Employer and the Grantee, the right of the Employer to terminate at will the Grantee's employment with it at any time (whether by dismissal, discharge, retirement or otherwise) is specifically reserved by the Corporation, as the Employer or on behalf of the Employer (whichever the case may be), and acknowledged by the Grantee.

7. Amendment of Option. The Option may be amended by the Board or the Committee at any time (i) if the Board or the Committee determines, in its sole discretion, that amendment is necessary or advisable in the light of any addition to or change in the Internal Revenue Code of 1986 or in the regulations issued thereunder, or any federal or state securities law or other law or regulation, which change occurs after the date of grant and by its terms applies to the Option; or (ii) other than in the circumstances described in clause (i) , with the consent of the Grantee.

8. The Plan. The Grantee acknowledges receipt of a copy of the Plan and represents that he or she is familiar with the terms and provisions thereof. The Grantee hereby accepts this Option subject to all the terms and provisions of the Plan. The Grantee hereby agrees to accept as binding, conclusive and final all decisions and interpretations of the Board of Directors upon any questions arising under the Plan.

9. Federal Securities Laws. This option may not be exercised if the issuance of shares of Stock upon such exercise would constitute a violation of any applicable Federal or State securities or other law or regulation. The Grantee, as a condition to his or her exercise of this Option, (i) shall represent to the Corporation that the shares of Stock that he or she acquires under this Option are being acquired by him or her for investment only and not with a present view to distribution or resale, unless counsel for the Corporation is then of the opinion that such a representation is not required under the Securities Act of 1933 or any other applicable law, regulation or rule of any governmental agency and (ii) shall comply with such other conditions as the Board of Directors may reasonably request in connection with such exercise.

IN WITNESS WHEREOF, the parties have duly caused this Agreement to be executed.

WMD TASK FORCE, INC.

By S / JOHN A. BUCCIARELLI
John A. Bucciarelli, President

S / THOMAS C. GRAVER, SR.
Thomas C. Graver, Sr., Grantee

EXHIBIT 9

DRAFT 5/23/02

ESCROW AGREEMENT

This Escrow Agreement is by and between NEWTOWN SAVINGS BANK (the "Escrow Agent") with an office at Three Pomperaug Office Park, Southbury, Connecticut 06488, and WMD TASK FORCE, INC., a Nevada corporation with an office at 340 Main Street, Southbury, Connecticut 06488 (the "Corporation").

STATEMENT OF FACTS

1. The Corporation has requested that the Escrow Agent act as escrow agent for funds to be received in connection with the Corporation's offering of shares of its Common Stock, $.001 par value (the "Common Stock"), pursuant to an Offering Circular dated the date hereof (the "Offering Circular") and Subscription Agreements (the "Subscription Agreements") with individual investors.

2. The Corporation intends to sell a minimum of 100,000 shares of Common Stock (the "Minimum Shares").

3. The Corporation desires to establish an escrow for the deposit of investors' funds upon the terms and conditions provided herein. The Escrow Agent agrees to serve as escrow agent in accordance with the terms and conditions set forth herein.

AGREEMENT

1. Establishment of Escrow Account. On or prior to the date of the commencement of the offering, the parties will establish a non-interest-bearing escrow account with the Escrow Agent, which escrow account shall be entitled "WMD Task Force, Inc. Escrow Account" (the "Escrow Account").

2. Receipt and Distribution of Escrowed Property. In accordance with the Offering Circular, each potential investor in the Corporation is required to execute a Subscription Agreement for Common Stock and to submit such Subscription Agreement to the Corporation along with a check in payment of the subscription. Until such time as the Minimum Shares have been subscribed for, the Corporation will deliver all checks and other items representing payment received from subscribers for the Common Stock to the Escrow Agent, together with a copy of the signature page of each potential investor's Subscription Agreement. All such checks and other items shall be promptly deposited by the Escrow Agent into the Escrow Account in accordance with this Agreement. Such checks and funds held in the Escrow Account are hereinafter referred to as the "Escrowed Funds".

3. Collection Procedure. The Escrow Agent is hereby directed to forward each check or other item for collection and, upon collection of the proceeds of each check, deposit the collected proceeds into the Escrow Account. As an alternative, the Escrow Agent may telephone the bank on which the check is drawn to confirm that the check has been paid. Any check returned unpaid to the Escrow Agent shall be returned to the Corporation.

4. Rejection of Subscription and Return of Escrowed Property. If the Corporation rejects a subscription for which the Escrow Agent has already collected funds, the Escrow Agent shall promptly issue a refund check to the rejected subscriber. If the Corporation rejects any subscription for which the Escrow Agent has not yet collected funds but has submitted the subscriber's check for collection, the Escrow Agent shall promptly issue a check in the amount of the subscriber's check to the rejected subscriber after the Escrow Agent has cleared such funds. If the Escrow Agent has not yet submitted a rejected subscriber's check for collection, the Escrow Agent shall promptly remit the subscriber's check directly to the subscriber.

5. Release of Funds to Corporation. The Escrow Agent shall release all Escrowed Funds to the Corporation at such time as (i) the Escrow Agent hall have received cleared deposits aggregating not less than $100,000,000, and (ii) the Escrow Agent shall have received written instructions from the Corporation advising that the Minimum Shares have been subscribed for and requesting the Escrow Agent to pay over all Escrowed Funds to the Corporation. For purposes of this agreement, "cleared deposits" shall mean items submitted by the Escrow Agent for collection more than six (6) business days prior to the date on which such determination is made, or, in the case of certified or official bank checks or wire transfers, two (2) business days prior.

6. Release of Funds to Subscribers, The Escrow Agent shall return the Escrowed Funds to the Subscribers by checks payable to the Subscribers and mailed to their respective addresses provided in the Subscription Agreements (i) in the event that the conditions to the release of the Escrowed Funds to the Corporation provided in section 5 above shall not have been met on or prior to **[120 days plus six (6) business days]**, or (ii) at such earlier time as the Corporation may have so instructed the Escrow Agent.

7. Termination of Escrow. Upon delivery of the Escrowed Funds to the Corporation or the Subscribers, as the case may be, in accordance with this Agreement, the Escrow shall terminate and the Escrow Agent shall have no further duties hereunder.

8. Duties and Obligations of the Escrow Agent. The Escrow Agent, in the performance of its duties, shall be governed by the following provisions:

(a) Genuineness of Documentation. The Escrow Agent shall not be responsible for the genuineness of any certificate or signature and may rely conclusively, and shall be protected when acting, upon any notice, request or instruction of any other instrument believed by it in good faith to be genuine or to be signed or presented by the proper person or to be duly authorized or properly made.

(b) Disbursements. Disbursements of Escrowed Funds in accordance with this Agreement shall relieve the Escrow Agent of any liability whatsoever in connection with serving as Escrow Agent.

(c) No Claims. Unless and until Notice is received which requires payment of the Escrowed Fundsto the Corporation, the Escrowed Funds shall be and remain the property of the potential investor and shall not be subject to any claims by or against the Corporation or anyone claiming by or through the Corporation.

(d) Acts or Omissions. The Escrow Agent shall not be responsible or liable for any act or omission or for any claim, demand, loss or damage made or suffered by any party to this Agreement, any party to the Underlying Agreement or any third party unless such act or omission constitutes gross neglect, bad faith, willful misconduct or fraud.

(e) Litigation. The Escrow Agent shall not be required to institute or defend any action involving any matters referred to in this Agreement or which affects it or its duties or liabilities in this Agreement unless or until requested to do so by any party to this Agreement and then only upon receiving full indemnity, satisfactory to the Escrow Agent, against any and all claims, damages, liabilities, costs and expenses (including reasonable attorneys' fees) in relation thereto.

(f) Reliance Upon Counsel or by Court. In the event of any dispute between or among the parties to this Agreement or the Underlying Agreement or of any dispute as to the Escrow Agent and its duties, the Escrow Agent shall be entitled to refuse to comply with any claim or demand and; (i) may act or refrain from acting in full reliance upon and with the advice of counsel selected by it and shall be fully protected in so acting or refraining from acting on the advice of counsel; or (ii) may refrain from acting until required to do so by final adjudication by a court of competent jurisdiction; or (iii) may file a civil action in accordance with Paragraph [6f]. The cost of such counsel and the costs of such action including reasonable attorneys' fees incurred by the Escrow Agent shall be paid as ordered by such court, but if there be no order, then by the parties (other than the Escrow Agent) equally.

(g) Interpleader Action. In the event that the parties to this Agreement or the Underlying Agreement are not in agreement as to the rights of the parties in or to the Escrowed Funds, the Escrow Agent may deposit the Escrowed Funds held by it with the Connecticut Superior Court and commence an interpleader action to determine the proper disposition of the Escrowed Funds.

9. Compensation of Escrow Agent. The Corporation shall pay the Escrow Agent a fee for its escrow services in an amount to be determined by the parties. If it is necessary for the Escrow Agent to return funds to the purchasers of the Common Stock, the Corporation shall pay to the Escrow Agent an additional amount sufficient to reimburse it for its actual cost of disbursing such funds. However, no such fee, reimbursement for costs and expenses, indemnification for any damages incurred by the Escrow Agent, or any monies whatsoever shall be paid out of or chargeable to the funds on deposit in the Escrow Account.

10. Indemnification. The Corporation agrees to indemnify, defend and hold the Escrow Agent harmless from any and all liability of any kind or type arising from its activity pursuant to this Agreement unless such liability arises from:

(a) Gross neglect, intentional misdeeds or fraud on the part of the Escrow Agent; or

(b) A violation of the terms of this Agreement; or

(c) Any liability for which indemnification violates public policy.

11. Conflicts Between Documents. In the event that this Agreement conflicts with any other document including the Offering Circular, then the provisions of this Agreement shall control.

12. Notices. Any notice or any other written instrument required or permitted to be given in accordance with this Agreement shall be in writing signed by the party giving such notice or instrument and shall be hand delivered or sent postage prepaid by Certified Mail _ Return Receipt Requested to the addresses of such parties as set forth in this Agreement to the addresses set forth in the Offering Circular or if to the investors, at the addresses shown on the signature page of their Subscription Agreements. Any notice or other instrument required to be given to the estate of any deceased person shall be signed and sent in like manner addressed to the personal representatives of such deceased person at his address or, if there be no personal representative, to the estate of the deceased person at his address as set forth in this Agreement or the Offering Circular, or the signature page of the Subscription Agreement. Any Party hereto shall have the right to change the place to which such notice or instrument shall be sent to him by similar notice sent in like manner to all parties hereto.

13. Effective Date of Notice. The date of the addressee's receipt of any offer or instrument shall be deemed to be the date of such offer or instrument and shall be effective from such date.

14. Successors. This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, successors, personal representatives and assigns.

15. Connecticut Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Connecticut.

June ___, 2002

NEWTOWN SAVINGS BANK

By_______________________________

Its Vice President

June ___, 2002

WMD TASK FORCE, INC.

By_______________________________

Its President

EXHIBIT 10

CONSENT OF CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the use of our opinion dated May 28, 2002 on the financial statements of WMD Task Force, Inc. appearing in the foregoing Offering Statement (Form 1-A) and related Offering Circular of WMD Task Force, Inc. pursuant to Regulation A under the Securities Act of 1933, as amended, in connection with the intended sale of Common Stock, $.001 par value, of such issuer.

May 29, 2002

Zezima & Hearl

ZEZIMA & HEARL, CPAs, LLP

LEVY & DRONEY, P.C.
ATTORNEYS & COUNSELLORS AT LAW

EXHIBIT 11

May 29, 2002

WMD Task Force, Inc.
340 Main Street North
Southbury, CT 06488

Gentlemen:

We have acted as counsel to WMD Task Force, Inc., a Nevada corporation (the "Company"), with respect to the proposed public offering and sale of up to 475,000 shares of the Company's Common Stock, $.001 par value (the "Common Stock").

As counsel for the Company, we are familiar with the Company's Articles of Incorporation, filed with the office of the Secretary of State of Nevada. We are also familiar with the Company's By laws and have read the minutes of the proceedings of the Board of Directors with respect to the proposed issuance of the Common Stock and the sale thereof pursuant to the Company's Offering Statement on Form 1-A (the "Offering Statement") being filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

Based upon the foregoing, it is our opinion that when the Common Stock has been sold by the Company pursuant to the Offering Statement, said Common Stock be legally-issued, fully-paid and nonassessable.

We hereby consent to the inclusion of this opinion as an exhibit to the Company's Offering Statement.

Very truly yours,

Richard T. Keppelman

RTK/ptl

U:\RKEPPEL\WMDTASK\OPINIONOFLEVY&DRONEY.DOC

POND VIEW CORPORATE CENTER, 74 BATTERSON PARK ROAD, FARMINGTON, CT 06032
MAILING ADDRESS: P.O. BOX 887, FARMINGTON, CT 06034-0887 (860) 676-3000 FAX (860) 676-3200
website www.ldlaw.com

EXHIBIT 12

SALES MATERIALS

The following materials are reprinted from the Issuer's Web site at www.wmddtaskforce.com

WMD
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The world has changed! Are you evolving?



The above pre-9/11 picture of the New York City skyline is a vivid rem traumatic loss and the threat to treasured freedoms caused by terroris

Warfare in the 21st Century is different. Small groups of people, with incidents of mass destruction and loss of life using nuclear, biological,

The pain of the 9/11 attacks is shared equally around the world amon ones, military members who have spent a lifetime defending freedom their communities daily.

Domestic preparedness training prior to and after 9/11 has focused o agencies and the first responder community - fire, police and emerge

The WMD Task Force is a national group of retired military and vetera education in the areas of domestic preparedness, weapons of mass d hostage situations. The WMD Task Force was established to ensure information to evolve and survive.

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The WMD Task Force provides high quality disaster response training corporations and groups seeking to reduce the vulnerability of their or vigilance, deterrence, education, training and planning to protect empl facilities.

NEW! **HOMELAND DEFENSE PLANNING W**

NEW! **Weapons Of Mass Destruction Executive Weekend - June 21-** presents experts in a variety of fields to discuss the implications of ter geared to executive level decision makers - CEO, COO, CFO, CTO, unique education program click here.

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TERRORISM NEWS AND

Terrorism Defined

"...the unlawful use of force and violence against persons or prop government, the civilian population, or any segment thereof, in fur objectives."

Code of Federal Regulations
28 C.F.R. Section 0.85

The goal of terrorism is to use fear to make us change. If we are f won. We must change the environment terrorists operate in and difficult for us. Changing that environment requires vigilance and businesses, organizations and communities. Education, training a and gives people the tools to live a normal life without fear.

The Siege, a 1998 Twentieth Century Fox film, is almost terrorism.

View the theatrical trailer for the movie

The Siege theatrical trailer ends with the statement "FREEDOM I Force believes "FREEDOM WILL PREVAIL" through the efforts o involved citizens.

To get current news and information on terrorism, weapons of ma preparedness, visit our sister website at: www.usafreedomwatch. below:


TERRORISM NEWS AND
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What can you do? Turn your organization into a lion!

"Whatever you do, you need courage. Whatever course you deci someone to tell you you are wrong. There are always difficulties a that your critics are right. To map out a course of action and follo the same courage which a soldier needs. Peace has its victories, women to win them."

Ralph Waldo Emerson

The WMD Task Force offers the training and planning experti into a LION!

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"But if we fail, then the whole into the abyss of a new Dark A sinister, and perhaps more pr lights of perverted science."

Winston Churchill 1939

Training, Education, Planning, Exerci Speaking Programs

All programs are presented in half-day, full-day or multiple d are available based on the needs of the client.

TRAINING LEVEL I

WMD TF - 101 "TERRORISM: A CORPORATE PERSPECTIVE
This is a 3-hour introductory seminar covering the history of terror domestic response plans, terrorist groups, weapons of mass dest your organization can do to reduce vulnerability. This program is with information about you!

WMD TF - 102 "TERRORISM: A COMMUNITY PERSPECTIVE"
This is a 3-hour introductory seminar covering the history of terror domestic response plans, terrorist groups, weapons of mass dest your community can do to reduce vulnerability. This program is c with information about you! Call us about setting up a public semi

TRAINING LEVEL II

WMD Task Force
"Homeland Defense
is our Business"

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HOMELAND SECURITY
ADVISORY SYSTEM
SEVERE
HIGH
High Risk of
Terrorist Attacks
ELEVATED
Significant Risk of
Terrorist Attacks
GUARDED
LOW

WMD TF - 200 "HOMELAND DEF
"The threat level is ORANGE, wha
question you, as a corporate offici
answer - our 4-hour seminar cover
measures, terrorism countermeas
considerations, cyber security and

WMD TF - 201 "WEAPONS OF MASS DESTRUCTION: A COR
This 3-hour seminar covers likely attack scenarios that will give y
expect if a catastrophic weapons of mass destruction attack occu
business; the importance of a Corporate Emergency Managemen
personnel in your company who will make up your response team
benefit your entire organization.

WMD TF - 202 "WEAPONS OF MASS DESTRUCTION"
This 8-hour course is designed to provide your organization with
Destruction (WMD) and their potential use by terrorists and poten
the course include: recognizing a WMD incident; characteristics o
radiological and conventional munitions; how to interface with you
appropriate individual actions to be taken if involved in a WMD in

WMD TF - 203 "CORPORATE EMERGENCY MANAGEMENT P
This program is presented in 3-hour, 6-hour and 12-hour* formats
develop and implement an emergency management plan; essenti
response operations; WMD specific information; Federal, State a
plans; and the effective use of exercises. (*12-hour program inclu

WMD TF 204 "LEADERSHIP ASSESSMENT"
Confident and competent leaders are the key to success. This 3-
any size audience on a journey exploring their life experiences an
will leave with a map of their individual strengths and weaknesse
strengthen their leadership in all areas of their lives. On an organi
can be collated into report format to identify group strengths and
training dollars to specific group needs.

WMD TF - 205 "MITIGATING THE FEAR OF TERRORISM AND BUSINESS"
This 3-hour seminar covers: how to plan and implement an emplo
help re-focus your team in the aftermath of a crisis; how to motiva
provide extraordinary leadership; how to ignite the soldier within;
back on high tempo after a crisis.

WMD TF - 206 "HAZARDOUS DEVICES FOR BUSINESS AND
This 40-hour course teaches the right way to react to an incident i
or incendiary device. This course covers: what makes a bomb tic
select targets; methods of operation; when and where a terrorist i
evaluate the threat and situations; who to call if; what to do until q
emergency actions to take if there is no chance a bomb squad ca

WMD TF - 207 "BOMB THREAT/BOMB SEARCH"
This 16-hour course covers the basics of bomb threat planning, e
organization and implementation of proper search teams and incl

WMD TF - 208 "BOOBYTRAP OPERATIONS"
This 24-hour course is designed for military and civilian tactical o
preplanning; team prep; information gathering; penetration team
clothing and equipment; device construction/neutralization; and p
This course is designed for "cowboys"!

WMD TF - 209 "MILITARY ORDNANCE RECOGNITION"
This 24-hour course familiarizes participants with the basic categ
precautions associated with various types of ordnance and prope
employees work in an area where military ordnance might be enc
and may fulfill regulatory requirements for ordnance safety familia

WMD TF - 210 "RISK MANAGEMENT"
This 8-hour course teaches the five step Risk Management proce
Federal Agencies as a method of reducing the exposure to risk of
operations. Special attention is paid to identifying risks, assessing
selecting counter-measures for the risk and implementation of co

WMD TF - 211 "HAZARDOUS WASTE OPERATOR COURSE"
This 40-hour course is designed for workers who would be expos
safe exposure levels during clean up of incidents or spills if prote
clothing) were not in use at the site. This course is the basis for a
hazardous waste (nuclear, chemical or biological) incident.

WMD TF - 212 "HAZARDOUS WASTE OPERATOR REFRESH
This 8-hour fulfills the OSHA requirement for annual training of ev
in a hazardous waste operation clean up site. This course satisfie
team current and safe.

WMD TF - 213 "DEFENSIVE MEASURES"
This 8-hour course is designed to provide your organization with
decrease your vulnerability. Aspects of the course include: stand
incoming personnel and materials; vehicle barriers; traffic pattern
construction; forced entry; covert entry; insider compromise; and

WMD TF - 214 "YOU'VE GOT MAIL"
This 3-hour course is designed to familiarize your personnel with
guidance and establish mail handling procedures that work for yo

WMD TF - 215 "RESPONSE PLANNING"
This course is provided in both familiarization (3-hour) and profici
your staff to develop Weapons of Mass Destruction plans for your

WMD TF - 216 "THREAT FAMILIARIZATION"
This 3-hour course is designed to familiarize your personnel with
capabilities and locations.

WMD TF - 217 "INDIVIDUAL PROTECTIVE EQUIPMENT"
This course is provided in both familiarization (3-hour) and profici
tailored to the needs of the organization.

WMD TF - 218 "COLLECTIVE PROTECTIVE EQUIPMENT"
This course is provided in both familiarization (3-hour) and profici
tailored to the needs of the organization.

WMD TF - 219 "SECURITY FORCE TRAINING"
This course is provided in both familiarization (3-hour) and profici
tailored to the needs of the organization.

WMD TF - 220 "EMERGENCY OPERATIONS CENTER TRAINI
This course is provided in both familiarization (3-hour) and profici
tailored to the needs of the organization.

WMD TF - 221 "HOT ZONE OPERATIONS"
This course is provided in both familiarization (3-hour) and profici
tailored to the needs of the organization.

WMD TF - 222 "EVACUATION PLANNING/OPERATIONS"
This course is provided in both familiarization (3-hour) and profici
tailored to the needs of the organization.

WMD TF - 223 "COMMUNICATION PLANNING"
This course is provided in both familiarization (3-hour) and profici
tailored to the needs of the organization.

WMD TF - 224 "DECONTAMINATION OPERATIONS"
This course is provided in both familiarization (3-hour) and profici
tailored to the needs of the organization.

WMD TF - 225 "MEDICAL TREATMENT OPERATIONS"
This course is provided in both familiarization (3-hour) and profici
tailored to the needs of the organization.

WMD TF - 226 "CYBER-TERRORISM"
This 3-hour course is designed to familiarize your personnel with
external networks, Internet, email and viruses.

WMD TF - 227 "AGRO-TERRORISM"

This 3-hour course is designed to familiarize your personnel with supplies and water supplies.

WMD TF - 228 "HOW TO MEET THE PRESS AND WIN"
Participants in this 4-hour seminar will learn specific techniques f during press briefings. The communications skills you employ dur newspaper, radio, and television reporters will determine how you viewed by the outside world, especially during a time of crisis. To importance of a first impression and introductory remarks, develo message, managing the question and answer session, and much customized to your organization's specific media challenges and exciting and valuable segment of this seminar is the mock press conduct. These press briefings will be videotaped to provide the f to provide detailed feedback to the participants.

WMD TF - 229 "NON-INVASIVE DNA IDENTIFICATION"
This 3-hour seminar explains the DNA sampling process, benefits sampling kit for each attendee. This process is based on saliva s patented litmus paper. This sample can be stored at room temper identification processes in the event of a disaster.

WMD TF - 230 "LEGAL ASPECTS OF HOMELAND DEFENSE"
Have you thought about the legal ramifications of not conducting training to protect your employees and facilities? This 3-hour sem potential legal minefield.

Other subjects as requested

TRAINING LEVEL III

WMD TF - 300 "RESPONSE PLAN DEVELOPMENT"
Our team will work with your team to develop comprehensive We tailored to the needs of your organization.

WMD TF - 301 "RESPONSE PLAN ASSESSMENT"
A detailed assessment of your existing plans to determine weakn

WMD TF - 302 "VULNERABILITY ASSESSMENT"
An "outside-in" look at your organization through the eyes of a ter

WMD TF - 303 "FIXED SITE ASSESSMENT"
A detailed analysis of a specific location or facility to determine vu

WMD TF - 304 "COMPUTER FORENSICS"
Investigations into computer related frauds, industrial or economi intrusions or disruptions of business.

WMD TF - 305 "NETWORK INSURABILITY ASSESSMENT"
An assessment of your computer network that can be used by ce

whether or not your company can be insured for certain cyber ris

WMD TF - 306 "NETWORK SECURITY ASSESSMENT"
A professional opinion, in layman's terms, of your overall network

WMD TF - 307 "NETWORK VULNERABILITY ASSESSMENT"
A team of security analysts will attack either external and/or inter point out specific weaknesses in the defensive structure of a netw and publicly available analysis tools.

WMD TF - 308 "WIRELESS RISK ANALYSIS"
A comprehensive selection of tested and approved wireless secu wireless security assessments; wireless hacking; wireless intrusio analysis; network configuration; wireless network integration; wire electronic eaves drop detection; wireless application assessment; training.

WMD TF - 309 "NON-INVASIVE DNA INDENTIFICATION PRO
A comprehensive program to develop and implement non-invasiv tailored to the needs of your organization.

Other areas as requested

CONSULTING, EXERCISES AND SPEAKING

"HOMELAND DEFENSE TEAM"
A team of recognized experts from a variety of fields addressing security, HAZMAT materials concerns for communities and corpo help you formulate and test a Homeland Defense Plan. Teams ar contracts.

"EXERCISES"
Planning, execution and assessment of Table Top Exercises, Em Exercises, Mock Exercises and Mass Casualty Exercises.

"CONSULTING"
On-site and off-site consulting services are provided on an "as ne experts are available to answer questions or assist with developin conducted. Subject matter experts may be contracted on a projec

"SPEAKING"
Subject matter experts from a wide variety of fields are available f support any event.

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WMD TASK FOR

Domestic Preparedness Requires Global Solutio

"That which does not kill us ma stronger."
Friedrich Nietzsche

Security Statement

Due to the sensitive nature of the material presented and the educatio assignments and positions of personnel - WMD Task Force experts ar on this site. Terrorism/Weapons of Mass Destruction Resume Addend upon request to qualified clients.

Credentials

Prior to 9/11 we all thought that we could leave this training and exper hope that it would never have to be used. We didn't want people to kn stuff. We have been called to duty once again to share this informatio

Our experts have been screened to ensure they have the credibility to requested. All have demonstrated their proficiency in a variety of terro preparedness and weapons of mass destruction related areas.

In addition to their basic and advanced military training the following is terrorism, domestic preparedness and weapons of mass destruction c

- Department of Defense Emergency Preparedness Course
- US Army Nuclear, Biological and Chemical Defense Course
- Joint Military Packaging Training Center Hazardous Material Handlin
- Department of Defense Toxic Chemical Munitions Course
- US Army Toxic Chemical Laboratory Operations Course
- US Navy Chemical, Biological and Radiological Defense Course
- Department of Defense RAID Orientation Course
- US Army Nuclear, Biological and Chemical Recon & Survey Course
- National Fire Academy Hazardous Materials Operating Site Practice
- National Fire Academy Hazardous Materials Incident Management
- Environmental Protection Agency Environmental Monitoring & Air Sa
- Environmental Protection Agency Emergency Response to Hazardo

WMD Task Force
"Homeland Defense is our Business"

info@wmdtaskforce.com

Voice (203) 264-7540
Toll Free: 1-888-401-3136
Fax: (203) 267-5246

www.wmdtaskforce.com


TERRORISM NEWS AND

Course
- Environmental Protection Agency Radiation Safety at Superfund Sit
- National Institute for Counter Intelligence Preparing For and Managi Consequences of Terrorism Course
- National Institute for Counter Intelligence Dynamics of International
- US Army Special Forces Operations Course
- Aviation Safety and Accident Prevention Course
- US Navy Explosive Ordnance Disposal Basic Course
- US Navy Explosive Ordnance Disposal Advanced Course
- US Navy Explosive Ordnance Disposal Advanced Access and Disab
- Defense Technical Readiness Group Advanced Disablement Trainin
- British Improvised Explosive Device Disposal Course
- British Chemical and Biological Operations Course
- Department of Defense Nuclear Emergency Team Operations Cours
- Department of Defense Joint Nuclear Explosive Ordnance Disposal
- Department of Justice Weapons of Mass Destruction Train-The-Trai
- National Fire Academy Incident Command Instructor Course
- National Fire Academy Hazardous Materials Operator Certification C
- US Air Force Dynamics of International Terrorism Warfare Course
- US Air Force Revolutionary Warfare Course
- US Army Psychological Operations Course
- US Army Human Factors Engineering Course
- Central Intelligence Agency Proliferation of Chemical and Biological
- USAID Tier II Weapons of Mass Destruction Training Course
- Department of Defense Hazardous Waste Course
- Department of Justice Terrorism for First Responders Course
- Federal Law Enforcement Training Center Post Blast Investigations
- Federal Law Enforcement Training Center Anti-Terrorism Contingen Course
- Federal Law Enforcement Center Counter-Terrorism First Responde
- U. of Maryland Fire&Rescue Institute Confined Spaces Entry and Re Course
- US Army Ammunition Storage/Management Advanced Course
- US Army Hazardous Materials Incident Manager
- Department of Defense Hazardous Material Transportation Course
- US Army Hazardous Waste Operator Course
- US Army Biological & Chemical Warfare and Terrorism Course (US
- US Air Force Disaster Preparedness School - US Army Chemical Sc
- US Army Live Toxic Agent Course
- US Navy Nuclear Weapons School
- US Army Counter-terrorism on Military Posts and Installations Cours
- Federal Emergency Managament Agency Introduction to Baseline S
- Federal Emergency Management Agency Technical Planning and E
- Federal Emergency Management Agency Civilian Emergency Resp
- Federal Emergency Management Agency Course Liability Issues in Management Course
- Federal Emergency Management Agency ACT-FAST Advanced Ch Response Course
- Federal Emergency Management Agency Chemical Awareness
- Basic Chemical Agent Response Course

- US Army Terrorism Counteraction Course
- Federal Bureau of Investigation Terrorism and Hostage Negotiations
- US Army Physical Security Course
- US Department of Energy Emergency Response Course
- US Department of Energy Security Course
- Defense Industrial Security Institute Industrial Facilities Protection C
- US Department of Energy Nuclear Weapons Course

WMD
TASK FORCE

WMD TASK FOR

Domestic Preparedness Requires Global Solutio

"And so, my fellow Americans: what your country can do for yo what you can do for your countr

John F. Kennedy 1961

Contracting

Requests for training or information should be directed to:

WMD Task Force
info@wmdtaskforce.com
Voice:(203) 264-7540
Toll Free: 1-888-401-3136
FAX:(203) 267-5246
E-mail your request today!

The **WMD Task Force, Inc.** is a trading partner of the Department of Contractor Registration.

Employment

Requests for employment as a subject matter expert should be direct

WMD Task Force
info@wmdtaskforce.com
Voice:(203) 264-7540
Toll Free: 1-888-401-3136
FAX:(203) 267-5246
E-mail your request today!

Subject matter experts must meet the following qualifications:
- Retired military.
- Federal, state and local subject matter experts will be considered on basis.

WMD Task Force
"Homeland Defense is our Business"

info@wmdtaskforce.com

Voice (203) 264-7540
Toll Free: 1-888-401-3136
Fax: (203) 267-5246

www.wmdtaskforce.com


TERRORISM NEWS AND

- Honorably discharged military with unique expertise will be consider case basis.
- Foreign (non US) candidates with similar experience or expertise wit credentials will be considered on a case by case basis.
- Verifiable expertise, experience and education in domestic prepared mass destruction, hostage situations, terrorism or fluency in a langua
- Outstanding presentation skills.
- Outstanding writing skills.
- Proactive, enthusiastic and motivated.
- Secret or Top Secret Security Clearance.

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WMD
TASK FORCE

WMD TASK FOR

Domestic Preparedness Requires Global Soluti

Consumer Protection

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Consumer Protection

The WMD Task Force was formed out of necessity to mobilize the and experience of this extremely small resource pool of experts. The marketplace is in a frenzy with many products, services and consulta recognizes the need to do something, but how do you know what to purchase. Every member of the WMD Task Force has sworn their all the Constitution of the United States against all enemies foreign and military careers we took that pledge seriously and put our lives on the treasured freedoms. That pledge continues through the WMD Task terrorist activities and protecting consumers.

Consumer protection is extremely important to us. Thousands of "ripped off" and many organizations are inundated by a variety of exp have first hand experience with: companies that have purchased ex equipment; individuals who have purchased protective equipment tha museum; and products that don't do what they claim to do. Many of been called in after the fact to fix problems.

If you need help, please call us before you buy something or contrac

Our pledge to you:

- To work with you to identify exactly what you need to do or buy vulnerability.
- An honest assessment of products and services to meet your n
- Assessments and recommendations on third party products an
- Protection against unscrupulous business practices.
- Certification of expert personnel.

WMD Task Force
"Homeland Defense
is our Business"

info@wmdtaskforce.com

Voice (203) 264-7540
Toll Free: 1-888-401-3136

Fax: (203) 267-5246

www.wmdtaskforce.com

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TERRORISM NEWS AND